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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                   FORM 10-SB


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                              VALUESTAR CORPORATION
                 (Name of Small Business Issuer in its charter)


         Colorado                                 84-1202005
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


1120A Ballena Blvd., Alameda, California,                  94501
(Address of principal executive offices)                 (Zip Code)

                    Issuer's telephone number (510) 814-7070




Securities to be registered under Section 12 (b) of the Act:  NONE

Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock, $.00025 par value
                                (Title of Class)


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                           FORWARD-LOOKING STATEMENTS

IN ADDITION TO HISTORICAL INFORMATION, THIS REGISTRATION STATEMENT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND THE COMPANY DESIRES TO TAKE ADVANTAGE OF THE "SAFE HARBOR" PROVISIONS THEREOF. THEREFORE THE COMPANY IS INCLUDING THIS STATEMENT FOR THE EXPRESS PURPOSE OF AVAILING ITSELF OF THE PROTECTIONS OF SUCH SAFE HARBOR WITH RESPECT TO ALL OF SUCH FORWARD-LOOKING STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS REGISTRATION STATEMENT REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES, INCLUDING THOSE DISCUSSED HEREIN, THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM HISTORICAL RESULTS OR THOSE ANTICIPATED. IN THIS REPORT, THE WORDS "ANTICIPATES," "BELIEVES," "EXPECTS," "INTENDS," "FUTURE" AND SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS. READERS ARE CAUTIONED TO CONSIDER THE SPECIFIC RISK FACTORS DESCRIBED BELOW AND NOT TO PLACE UNDUE RELIANCE ON THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN, WHICH SPEAK ONLY AS OF THE DATE HEREOF. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY REVISE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES THAT MAY ARISE AFTER THE DATE HEREOF.

                                     Part I
Item 1. Description of Business.

                              Business Development

ValueStar Corporation ("Issuer" or "Company") was incorporated in the State of Colorado on January 28, 1987 as Carson Capital Corporation and on September 21, 1992 its name was changed to ValueStar Corporation. The Company was inactive until entering into an Agreement and Plan of Reorganization dated June 27, 1992 with ValueStar, Inc., a California corporation and its sole shareholder James Stein (currently President, Chief Executive Officer and a Director) whereby ValueStar, Inc. became a wholly-owned subsidiary of the Company. Prior to the acquisition the Company had 10,000,000 common shares, par value $.00001, issued and outstanding. In connection with the acquisition 9,350,000 outstanding common shares were canceled, and 1,225,000 common shares were issued to James Stein for 100% of the outstanding shares of ValueStar, Inc. and an additional 187,500 common shares were issued to James Stein for cash with the $75,000 proceeds used to retire a loan obligation of ValueStar, Inc. which had financed initial development operations. In connection with the acquisition, in July 1992 the Company completed a private placement of 437,500 units (one common share and a one year warrant exercisable at $0.40 per share) at $0.40 per unit for gross proceeds of $175,000 resulting in 2,500,000 common shares being issued and outstanding upon completion of the acquisition and the private financing. The acquisition was accounted for as a recapitalization of ValueStar, Inc. with
ValueStar, Inc. as the acquirer of ValueStar Corporation in a reverse acquisition. On September 21, 1992 the total authorized shares was reduced from 500,000,000 common shares to 20,000,000 common shares with a par value of $.00025 per share.

The Company's operations are conducted through its wholly-owned subsidiary ValueStar, Inc. which was incorporated on September 5, 1991. Initial business organization and development activities commenced September 22, 1990 and until September 5, 1991 the business was operated as a sole proprietorship by James Stein.

The Company's operations have been funded primarily through private placements of common stock and exercise of warrants. At April 30, 1997 the Company had a total of 8,126,246 common shares issued and outstanding. On April 16, 1997 the Company's shareholders approved the amendment of the Company's articles of incorporation to authorize the issuance of a maximum of 5,000,000 shares of
preferred  stock,   $.00025  par  value  per  share.  No  preferred  shares  are outstanding.

                               Business of Issuer

Overview
The Company through its wholly-owned subsidiary, ValueStar, Inc., is a provider of service and professional business rating information. The rating information is available free to consumers to assist them in selecting from only the highest ranked service providers in a local area (including auto, home, health, personal and professional providers of services). The Company's activities commenced in the greater San Francisco, California area (Bay area) in 1992 and in July 1996 were expanded to include the greater Sacramento, California area.

The Company through ValueStar, Inc. licenses the use of its certification trademark, "ValueStar(R) Certified" to qualifying businesses which through independent research are rated high in customer satisfaction. The Company derives its revenue from rating and research fees paid by both passing and non-passing certification applicants, by initial and renewal licensing fees paid by passing applicants and through the sale of affiliated information materials such as brochures and additional services including expanded Internet listings, voice-text (automated telephone listing information) services and fees for premium listings in Company publications.

The Company engages in licensee (customer) support activities to create and enhance consumer and business awareness of the meaning and significance of the ValueStar Certified certification mark and the value of the Company's rating process. These activities include public relations efforts, direct advertising and periodic distribution to households and businesses of the Company's Consumer ValueStar Report, a free publication explaining the concept of ValueStar Certified, listing qualifying businesses in a given market area and providing general consumer information. Comparable information is also available on the Internet at the Company's site at WWW.VALUESTAR.COM and through the Company's computerized voice-text program. Consumers are exposed to the certification mark through the advertising and promotional efforts of licensees who use the certification mark in brochures, advertisements, commercials, direct selling situations and promotions to distinguish themselves as being rated high in customer satisfaction. Since the certification mark is displayed in media, consumers use the certification information at no charge.

The Company believes its rating information is a valuable tool allowing consumers to conveniently select from only those companies ranked high in customer satisfaction.

History of Operations

During late 1990 and 1991, James Stein, President and CEO of the Company, developed the basic operating concept of ValueStar Certified. In March 1991, Mr. Stein engaged San Francisco State University (SFSU) to conduct a consumer feasibility study to determine the potential influence of ValueStar Certified on consumers and a service business feasibility study to determine the potential market for ValueStar Certified among providers of consumer services (service providers) in the Bay area. In October 1991 base-line consumer satisfaction and additional consumer feasibility research was completed by The Institute of Social Research at California State - Stanislaus (ISR). This research provided an average or benchmark customer satisfaction rating for individual service and professional industries targeted by the Company.

Based on the information from those studies and research and using Mr. Stein's prior experience in the Yellow Page publishing industry, during late 1991 the Company developed initial marketing and support materials. The Company also began a relationship with an auxiliary unit of SFSU, The Public Research Institute (PRI). PRI is operated by faculty of SFSU and employs students to conduct research and surveys primarily for governmental organizations. The Company engaged PRI to perform or supervise surveys of each ValueStar business applicant's former customers to provide a confidential, unbiased and scientific survey of customer satisfaction. Although PRI commenced providing individual business surveys in early 1992, the relationship was formalized into a written contract in October 1992, with the latest renewal contract effective April 30, 1997.

The Company commenced business rating and licensing activities and public relations activities to develop consumer and business awareness of the ValueStar Certified program in the Bay area in early 1992. Management believes that one of the most critical factors relating to long-term success of the business are renewal rates of licensees. During the last three fiscal years ending June 30, 1996 more than 75% of licensed businesses have renewed their licenses each year which management believes indicates strong business acceptance of the ValueStar Certified program.

In mid-1994 the Company added the Consumer ValueStar Report publication, a directory of qualified and licensed businesses and consumer information, to the program. This publication is distributed to consumers and businesses. For consumers it is designed as an easy reference list of businesses rated high in customer satisfaction, a quality "yellow pages" listing. For ValueStar licensees, the distribution of the publication is targeted to provide important and credible exposure to prospective customers. For the Company, management believes the publication enhances the business offering to prospective applicants and provides a periodic deadline to encourage businesses to apply for rating by a specific date. The January 1997 semi-annual edition was distributed to 260,000 homes and businesses in the San Francisco Bay and Sacramento areas.

On January 1, 1996 the Company launched its Internet strategy with its own World Wide Web site WWW.VALUESTAR.COM. The site contains information on the ValueStar Certified program and a listing of ValueStar Certified licensees. The Company added a computerized voice-text service in August 1996 allowing consumers to connect directly to licensees. Consumers can access free lists of qualifying service businesses through the Consumer ValueStar Report publication, by accessing WWW.VALUESTAR.COM, or by simply calling 808-STAR for a voice-text recording of businesses. Information about qualifying businesses and the ValueStar Certified program is available through licensee promotions including yellow page listings, newspaper and radio advertisements, brochures, fliers and other media.

In July 1996, the Company expanded its services beyond the San Francisco Bay area to include the greater Sacramento, California area.

Industry Background

The Company's concept of a local standardized rating of service and professional firms by their own customers was developed on the premise that consumers are inundated with claims from businesses and have become increasingly skeptical. For businesses the Company believes it is increasingly difficult and costly for them to differentiate on quality or customer satisfaction due to the proliferation of claims, competition and increasing consumer skepticism. ValueStar believes consumers want to know which businesses are better than others. ValueStar believes this desire and need for unbiased information has been a factor in the growth of Consumer Reports magazine (product evaluations and ratings), J.D. Powers (customer satisfaction ratings on vehicles and computers) and consumer and market research companies.

ValueStar Certified is part of the certification mark industry which includes trade association and various accrediting marks. Examples of such marks include the Good Housekeeping Seal, AAA Approved Auto Repair and various lodging and restaurant industry ratings and marks. Since ValueStar Certified provides a resource for consumers to contact to obtain a particular category of business it shares aspects of referral services and agencies such as 1-800 Dentists, medical and contractor referrals. And since ValueStar publishes and distributes a periodic listing of businesses rated high in customer satisfaction it also shares industry characteristics of service guide publishers and the yellow pages industry. And finally ValueStar maintains an Internet site of qualifying service businesses and consumer information sharing aspects of the growing Internet yellow pages, directories, and city guide information services.

The Company believes the factors affecting the selection of a local service are different than those involving a widely available product. Typically, compared to a product purchase, a consumer has more company choices from which to discern, the quality level of services is less consistent, it is more difficult to experience or compare a service prior to purchase, services cannot be returned and therefore the entire decision process is riskier and more frustrating for consumers. ValueStar Certified is designed to respond to these factors by providing businesses and consumers with important customer satisfaction information delivered in various media through a recognizable and easy-to-use certification mark.

ValueStar and the Internet

The Internet is a rapidly growing global web of computer networks permitting users to communicate throughout the world. The Internet provides organizations and individuals with new means to conduct business. Commercial uses of the Internet include business-to-business and business-to-consumer transactions, product marketing, advertising, entertainment, electronic publishing, electronic services and customer support. While industry estimates of the number of Internet users varies widely, a survey conducted by CommerceNet-Nielsen Media Research in December 1996 and January 1997 indicates that 50.6 million persons in the U.S. and Canada use the Internet more than doubling from 1995.

The Company believes the Internet environment is an excellent medium for delivery of ValueStar Certified rating information. The Company also believes that "pocketbook" or financial related referential information is a rapidly growing use of the Internet and is sought after by Internet users. The Company's listings of quality businesses and consumer information is available to Internet users free allowing them to reduce the risk and guesswork associated with selecting local service or professional businesses.

Many Internet content providers rely on an advertising model like broadcast television or are seeking a formula to charge consumers for use like cable television. To date, the Company does not believe either model has had broad based financial success. While providing ValueStar content on the Internet is a valuable component of the Company's strategy to reach consumers and support its licensees, the Company is not dependent on the Internet for its basic revenue. ValueStar offers businesses the opportunity to expand their listings and link their sites with ValueStar. Further ValueStar's strategy is to create alliances to link its proprietary information content to other Internet yellow page, city guides and similar services.

Description of ValueStar Certified Services

All service businesses and professionals located in the territory served by the Company and for which the Company has established an average or benchmark rating may apply to be licensed. These include more than 100 industry categories within five broad groups: Automobile Services (examples including auto body shops, auto repair, and towing firms), Health and Well Being Services (examples including ambulance services, physicians and dentists and health clubs), Home Services and Repairs (examples including alarm companies, carpet cleaners, movers, locksmiths and roofers), Personal Services (examples including beauty salons, day care centers and travel agents) and Professional Services (examples including accountants, attorneys, employment services, insurance and real estate brokers).

The Company's marketing and sales activities in the Bay and Sacramento areas focus on a targeted group of service and professional businesses numbering approximately 70,000 representing the Company's estimate of the high priority accounts among the approximately 175,000 service and professional businesses in the area (as computed by the Company from information provided by American Business Information).

Once a prospective licensee agrees to be rated and pays an initial research fee, the research and rating process begins. ValueStar conducts a complaint bureau status check, license verification and insurance verification. A rating is performed or audited by PRI. To pass the rating, an applicant must exceed the higher of the benchmark score developed by the Company's base-line research for a particular industry or the minimum standard set by ValueStar.

All applicant companies receive a Research and Rating Report providing specific results of the customer survey and how the business rates in customer satisfaction compared to the average rating in their industry. For an additional fee, some applicants submit additional questions to be included at the time the customer satisfaction rating is conducted.

Successful  applicants  may  license  the use of the  ValueStar  Certified  mark
(according to agreed-upon guidelines specified by the terms of the license agreement) in their advertising, collateral and sales materials, stationery, signage, announcements, bid forms, etc. A licensee also receives a ValueStar plaque, program manual and labels for their doors and letterhead. Licensees are also listed in the Company's semi-annual Consumer ValueStar Report publication and on the Company's Internet site.

Most licensees purchase copies of a Certified Profile Brochure (customized by ValueStar for each licensee) which explains to their potential customers how their business qualified for ValueStar Certified. A Company representative provides a personal orientation to a business owner and employees informing them of the significance of earning the certification trademark and educating them on how to use the achievement in promotional programs and customer encounters. The Company supports licensees in their efforts to use ValueStar Certified to bring in more customers, convert shoppers to buyers, reduce pricing pressure on services, improve customer loyalty, increase customer referral rates, speed up the selling cycle, improve employee morale, enhance marketing and advertising promotions and improve business reputation.

Each year the Company solicits renewals from licensees. Each year renewal accounts must pass the audit portion of the rating process and every second year they must pass the entire research and rating process.

Since the mark is displayed in media and actively used and promoted by licensees and since the Consumer ValueStar Report is distributed free, consumers have free access to and use of the certification information. In a study conducted by PRI in 1993 and updated through 1996, PRI stated that 2 of 3 customers who knew a business had earned ValueStar Certified were influenced by this factor in selecting the business. Prior research by ISR in 1991 indicated that 70% of consumers would pay 10% or more for services from companies that could indicate they earned ValueStar Certified. Business acceptance of ValueStar Certified is supported by the more than 75% renewal rate (inception in 1992 through March
1997) of businesses earning ValueStar Certified.

At March 31, 1997, the Company had 648 active licensees.

Sales, Marketing and Customer Support Strategies

The Company's objective is to enhance the market position for its program and grow the ValueStar Certified mark into a widely recognized and valued symbol of customer satisfaction in the areas its serves. Increasing consumer awareness of ValueStar Certified and thereby the selection and use of licensees by consumers is an important element of the Company's strategy.

The Company's sales and marketing activities are designed to increase new licensee penetration while maintaining high renewal rates and high ancillary product and service sales. Accordingly, staffing, territories, training and compensation plans are structured to provide continuity of sales person contact with each licensee. The Company also provides ongoing training emphasizing both new business and renewal development, supports lead generation and provides sales personnel with computerized sales support and data base systems.

The Company uses direct mail, advertising, telephone sales, videotapes and other materials designed for businesses and emphasizing the benefits of becoming a ValueStar licensee. Effective January 1, 1997 substantially all new solicitations and rating sales were consolidated in a telephone sales department. Licensing, renewals and ancillary sales are made by field consultant personnel.

At March 31, 1997 the Company had 17 marketing, sales and customer support persons.

The Company has modified its licensing and rating fees from time to time. The Company from time to time provides discounts, incentives and satisfaction guarantees to first time applicants and also from time to time extends payment terms on the annual license fees. The licensing fee for businesses scales upward with business size and for multiple location businesses. The Company estimates that each new licensee provides average annual revenue of approximately $1,500 annually from all sources.

The Company believes its renewal rates (averaging over 75% during the last three fiscal years) indicate licensees' satisfaction with the program. These renewals provide the Company a continuing source of revenues from renewal fees and sales of ancillary products and services. Management believes the prospect of recurring revenues justify the use of new applicant discounts and incentives to expand the base of new business licensees. Management also believes an expanding licensee base pressures other providers of services to apply for the rating to meet the competition.

The Company's public relations and customer support activities are primarily designed to increase awareness of ValueStar Certified among consumers to benefit licensees. In August 1996 the Company entered into a one year agreement with KPIX television in San Francisco to syndicate a consumer directed news segment under the ValueStar Certified banner three times each week. The Company employs public relations, cooperative arrangements and paid advertising to increase awareness to consumers. The Consumer ValueStar Report publication and Internet and computerized voice-text programs are important elements of the Company's customer support activities.

The Company's longer term objective is to expand ValueStar Certified to additional metropolitan areas in North America through direct expansion and overseas through expansion or licensing.

Competition

Although the Company is not aware of a directly competitive mark or service targeted for a broad range of service industries, the Company competes for the limited budgets for spending on advertising and promotions among service and professional businesses. Competition therefore includes Yellow Page publishers, newspapers and periodicals, radio and television stations and other forms of advertising. Other competitors include referral agencies or telephone services, complaint agencies, service guide publishers, industry specific certification marks and others. The competition for service business advertising and promotional funds is intense. There are a large number of competing firms and a wide variety of product offerings. Most of these firms are substantially larger and have greater financial resources than the Company.

The Company believes that it provides value to licensees allowing them to distinguish themselves from their competitors. The Company also believes that ValueStar Certified provides consumers a convenient and easy-to-use method of selecting service businesses.

Although the Company believes it is establishing a market awareness and presence in the San Francisco Bay area, barriers to entry by new competitors are not significant and any such new competitors, in addition to the direct effects of competition, may cause marketplace confusion making sales efforts more difficult and may result in pricing pressure. There can be no assurance that the Company will be able to continue to compete against existing or new competitors.

Trademarks, Service Marks and Other Proprietary Rights

The Company owns a federally registered certification mark on ValueStar(R) and the ValueStar Certified symbol. The Company considers the mark and symbol to be material to the business of the Company. The Company vigorously seeks to protect and intends to defend its mark against infringement and other unauthorized use. The Company is unaware of any significant infringement or other unauthorized use of its mark since inception. There can be no assurance the Company can protect its mark and symbol. The loss or infringement of ValueStar mark and symbol could have a material adverse effect on the business and operations of the Company.

The Company copyrights its materials and publications and seeks to maintain certain aspects of its business operations as trade secrets. The Company has developed consumer and business databases and software and systems that are proprietary to the Company.

Government Regulation and Legal Issues

The Company is not currently subject to direct regulation other than federal and state regulation applicable to businesses generally.

The Company's operations require that its certification mark only be used by qualifying companies and that its use be discontinued if a business ceases to be a licensee. The Company intends to vigorously defend its contract rights including taking legal action as required. However when and as the Company expands to new areas and the certification becomes more recognized and valuable it will be increasingly difficult to police unauthorized use of its certification mark or confusing marks.

Although the Company is not a direct referral service, it may be subject to claims by consumers for the actions of licensees. Although the Company does not believe such a claim would have merit, the costs of defense could be substantial. The Company does not currently carry specific insurance against such claims and there is no assurance that the Company's general liability coverage would cover such claims. To date the Company has not been subject to any material claims by customers of licensees.

Employees

As of March 31, 1997, the Company employed 21 full-time persons. Two are in senior management, 17 in marketing, sales and customer support, one in rating and auditing, and one in accounting and administration. The Company employs part-time personnel from time to time and uses outside contractors for various marketing and rating services. None of the Company's employees is represented by a collective bargaining arrangement and the Company has experienced no work stoppages. The Company considers its relations with employees to be favorable.

The Company's future success will depend in large measure upon the continued contributions of its President and CEO, James Stein and the Company's ability to attract and retain quality sales personnel. The Company experiences competition for qualified telemarketing and sales personnel who are in demand by many competitors, many with more resources than the Company. The loss of the services of Mr. Stein could have a material adverse effect on the Company's business. The Company has a $500,000 "key man" insurance policy on Mr. Stein.

Item 2. Management's Discussion and Analysis or Plan of Operation.

Overview

The Company's revenues are generated primarily from research and rating fees paid by new and renewal businesses, license fees from qualified applicants and renewals and from the sale of information products and services. The Company from time to time provides discounts, incentives from basic pricing and may provide satisfaction guarantees to first time applicants and also from time to time extends payment terms on the annual license fee.

License fees are recognized when material services or conditions relating to the sale have been performed. Research and rating fee revenue is deferred until the research report is delivered. The Company provides reserves for any satisfaction guarantees. Sales of information materials and other services are recognized as materials are delivered or shipped or services rendered.

Commencing in January 1995, the Company changed the third-party research portion of its licensee qualifications from qualifying an applicant for a one year period to a two year period. Accordingly, certain direct customer rating costs incurred for the rating are deferred with 60% expensed in the month incurred and the balance of 40% amortized at the twelve month license renewal.

Costs incurred in printing and distributing the Company's Consumer ValueStar Report publication published in January and July are capitalized and amortized over six months. Related revenues are deferred and amortized over six months. As a result of this schedule, generally there are no deferred publication costs at each fiscal year end of June 30.

Effective July 1, 1994, with the adoption by the Company of Statement of Position No. 93-7 (SOP 93-7), Reporting on Advertising Costs, certain customer acquisition costs are deferred and amortized over a twelve month period on a straight-line method starting in the month incurred. These costs, which relate directly to targeted new licensee solicitations, primarily include targeted direct-response advertising programs consisting of telephone sales, printing and mailing costs. No indirect costs are included in deferred customer acquisition costs. Costs incurred for other than specific targeted customers, including general marketing and customer support expenses, are expensed as incurred.

Effective January 1, 1997, the Company modified new licensee solicitation primarily to telephone sales targeted directly and specifically to direct revenue-generating responses. No change was made to the amortization period. Any direct mail, advertising or costs associated with supporting telemarketing or generating leads and other general marketing expenses, are expensed as incurred.

The net effect of capitalizing and amortizing deferred costs was a reduction in costs and expenses of $116,310 and $79,092 for the nine months ended March 31, 1997 and 1996, respectively and $73,336 and $59,830 for the fiscal years ended June 30, 1996 and 1995, respectively.

The Company estimates new licensees have an average life exceeding four years. Since the Company's annual licensee renewal rate has averaged more than 75% during the last three fiscal years and renewals provide margin in excess of renewal costs, the Company believes deferred costs will be realized from future operations. Deferred costs are periodically evaluated to determine if adjustments for impairment are necessary.

Effect of Growth in New Licensees and License Renewals

Since a considerable portion of the Company's operations are engaged towards the solicitation of new service and professional business applicants in order to expand the base of licensees, the Company incurs substantial costs towards this activity. Currently the Company is only deferring direct telephone sales costs and amortizing them over twelve months.

The Company's renewal licensees contribute higher gross margins than new applicants due to reduced sales costs. Also a growing and larger base of licensees reduces the costs (relative to revenues) associated with printing and distributing the Company's Consumer ValueStar Report, maintaining the
ValueStar.com Internet site, providing voice-text services and other customer support expenses. The marginal costs of including more licensees in these media is minimal compared to the base printing, distribution and maintenance costs.

The Company believes as a market territory matures and the Company has a larger base of licensees then many fixed and indirect costs will decline as a percentage of revenues. The Company's operations require that it achieve a critical mass of licensees sufficient to cover general management, overhead and indirect costs of operations. Management estimates based on the current cost structure that this critical mass is approximately 900 licensees. There can be no assurance the Company can achieve this level of licensees and thereafter, if achieved, operations can be impacted by changes in the cost structure and growth rates (due to the lower margins associated with first year licensees).

The following table illustrates the changes in licensees and renewal rates for the nine months ended March 31, 1997 and for the fiscal years ended June 30, 1996 and 1995.

                                  Nine Months Ended   Fiscal Year Ended June 30,
                                    March 31, 1997            1996        1995

Licensees - beginning of period            319                 158         140
Licensees up for renewal                  (201)               (158)       (140)
Renewals                                   155                 123         119
Renewal Percentage                          77%                 78%         85%
New licensees                              379                 206          44
Adjustments (1)                             (4)                (10)         (5)
Licensees - end of period                  648                 319         158

     (1) Non passing renewals, out-of-period renewals and terminations.

At March 31, 1997 the Company had 315 (275 new and 40 renewal) prospective licensees in the application and rating phase. Generally there is a 60 day period between the initial signup of an applicant and the execution of a license agreement for successful applicants. Based on management's experience, these 315 prospective licensees are expected to represent approximately $350,000 of revenues that should be recognized in the fourth fiscal quarter (generally analogous to backlog).

Effective January 1, 1997 the Company changed its new business marketing focus to telephone sales from a field sales force. Initial response has resulted in a significant increase in applicants for ratings and reduced unit sales costs. During the third fiscal quarter ended March 31, 1997, 352 businesses applied to be rated versus 241 for the comparable quarter of the prior year (when a direct sales force was the major marketing component).

Results of Operations

Revenues. Revenues consist of license fees from new and renewal business licensees, rating fees from new and renewal business applicants, sale proceeds from information materials and premium listings, and other ancillary revenues. The Company reported total revenues of $410,269 for the fiscal year ended June 30, 1996, a 65% increase over fiscal 1995 revenues of $248,776. Revenues for the nine months ended March 31, 1997 were $578,175 a 129% increase over revenues of $252,501 for the comparable period of fiscal 1996. During the fiscal year ended June 30, 1996 license fees accounted for 74% of revenue (62% for the prior year) and for the nine months ended March 31, 1997 license fees accounted for 72% of revenues (68% prior comparable period). The growth in revenues is the result of improved new sales velocity and the impact of a larger base of renewals.

In January 1995 the Company changed to a two year rating period which over time reduces costs of sales. During fiscal 1996 and the first half of fiscal 1997 the Company experimented with various direct mail and direct sales methods.
Effective January 1, 1997 the Company changed from a field sales force to telephone sales to obtain new rating applicants. The Company believes, based on its over 75% renewal rate, that investments in new licensees will contribute to greater recurring revenues in future periods. At March 31, 1997 the Company had 315 applicants in various stages of rating, effectively a (anticipated revenue) backlog estimated at $350,000 to be recognized in the fourth fiscal quarter ending June 30, 1997 from license fees. Primarily as a result of this anticipated revenue, management believes, but there can be no assurance, that the fourth quarter will be a record revenue quarter exceeding $500,000 compared to $157,768 for the fourth quarter of the prior year. This anticipated result is due, in part, to improved telephone sales and a growing mass of renewing licensees.

Cost of Revenues. Cost of revenues consist primarily of rating costs paid to third parties for performing customer satisfaction research on business applicants, in-house staffing and costs related to auditing and rating of applicants and costs of information products and licensing materials. Certain direct customer rating costs are deferred with 60% expensed in the month incurred and the balance of 40% amortized at the twelve month license renewal. At March 31, 1997, $114,447 was deferred to be applied in future periods not exceeding twelve months. Cost of revenues represented 45% of sales in fiscal 1996, an increase from the 34% incurred in 1995. During fiscal 1996, the Company expanded its audit and rating staff to handle increased volume. Also during fiscal 1996 the Company increased its use of rating discounts to attract new licensees, thereby reducing revenues from first year licensees. For the nine months ended March 31, 1997 costs of revenues were 47% of revenues compared to 39% for the comparable prior period. The increase results from early year price increases for third party rating. Commencing approximately November, 1996 the Company made internal changes to make ratings more efficient and arranged for improved third party pricing with the goal of reducing future rating costs. Management anticipates that cost of revenues should decline as a percentage of revenues in future periods resulting from such changes and revenue growth.

Selling and Marketing Expenses and Customer Support Expenses. Marketing and selling costs in fiscal 1996 aggregated $643,334 compared to $130,539 in fiscal 1995. At the end of fiscal 1995 the Company had 3 sales and marketing personnel which increased to 17 at the end of fiscal 1996. Marketing and sales personnel costs increased to $365,000 in fiscal 1996, $301,000 more than fiscal 1995. This included the addition of a sales manager and significant increases in direct sales personnel.

Included in marketing and selling expenses in fiscal 1996 and 1995 are customer support expenses consisting primarily of printing and distribution costs of the Company's Consumer ValueStar Report publication targeted at consumers. Printing and distribution costs increased from $20,000 in fiscal 1995 to $129,000 in fiscal 1996 from increased quantities and broader distribution. Other customer support expenses associated with expanding awareness of ValueStar Certified increased from $31,000 in fiscal 1995 to $74,000 in fiscal 1996. During fiscal 1996 the Company expended $26,000 developing and supporting its voice-text services whereas in fiscal 1995 the Company expended $8,000.

For the nine months ended March 31, 1997 the Company expanded its income statement classification to segregate customer support expenses as a separate category due to the increased level of expenditures and a significant paid media effort targeted at consumers to increase awareness of ValueStar's program for the benefit of licensees. Selling and marketing expenses for the nine months ended March 31, 1997 were $697,358 compared to $295,496 for the comparable prior period. The $401,862 increase included a $321,000 increase in personnel costs to $565,000 due to increased staffing and the addition of one senior marketing manager. Direct mail costs increased by $83,500 to $100,800 due to significant increases in business awareness mailings which are expensed as incurred.

Customer support expenses consist of costs associated with supporting licensees efforts to raise awareness of ValueStar Certified and the ValueStar program. These expenditures are not required by the Company's license agreements but tend to enhance consumer awareness to benefit licensees. Customer support expenses for the nine months ended March 31, 1997 were $494,289 or 85% of revenues compared to $89,827 for the nine months ended March 31, 1996, an increase of $404,462. Expenses associated with the publication and distribution of the Consumer ValueStar Report were $173,600 during the nine months ended March 31, 1997 compared to $68,000 in the prior period, an increase of $105,600 due primarily to increased units and expanded pages. During the nine months ended March 31, 1997 the Company expended $189,000 on paid advertising targeted at supporting licensees by expanding consumer awareness of ValueStar Certified. No paid advertising was employed in the prior year. In fiscal 1997 the Company added a full-time public relations manager and expended $107,000 on public relations, communications and events targeted at supporting licensees. This compares to $10,000 for the prior nine month period. And during the nine months ended March 31, 1997 the Company expended $24,000 supporting licensee awareness through voice-text and Internet listings compared to $5,000 in 1996.

Sales and marketing expenses and customer support expenses are subject to significant variability based on decisions regarding the timing and size of distribution of Consumer ValueStar Report and decisions regarding direct mail activities, paid advertising, public relations and market awareness efforts. The Company anticipates continuing to make significant expenditures in customer support as the Company supports a growing licensee base but anticipates a decreasing percentage of revenues as revenues grow.

General and Administrative Expenses. General and administrative expenses consist primarily of expenses for finance, office operations, administration and general management activities, including legal, accounting and other professional fees. They totaled $330,421 for fiscal 1996 compared to $196,763 for fiscal 1995. The major increases included a $37,000 increase in personnel costs due to additional personnel, a $66,000 increase in occupancy related costs primarily due to expanded space and telephone expenses, and a $30,000 increase in corporate costs including legal and accounting. As most of the Company's efforts are in sales and marketing and customer support, the Company does not anticipate as large of increases in general and administrative costs as in other costs as revenues increase. For the nine months ended March 31, 1997 general and administrative costs were $354,707 compared to $209,326 for the comparable prior period. The major increases include a $40,000 increase in personnel costs to $128,000 due to additional personnel, a $60,000 increase in occupancy related costs to $125,000 including expanded space and telephone expenses, and a $10,000 increase in corporate costs to $31,000.

To date development expenses associated with the design, development and testing of the Company's programs and services have not been material and are included in sales and marketing or general and administrative expenses (if performed by executive management). In the future, as the Company develops new programs or services, it anticipates that it may segregate development expenses as an expense category.

The Company had a loss of $759,328 in fiscal 1996 compared to a loss of $169,921 in fiscal 1995. The net loss for the nine months ended March 31, 1997 was $1,242,084 compared to $446,664 for the nine months ended March 31, 1996. The increased loss resulted primarily from increased selling and marketing and customer support expenses targeted at growing the Company's program. The Company anticipates it will continue to experience operating losses until it achieves a mass base of renewing licensees as it pursues aggressive growth in new licensees. Achievement of positive operating results will require obtaining a sufficient base of licensees and renewal licensees to support operating and corporate costs. There can be no assurance the Company can sustain renewal rates or achieve a profitable base of operations.

Liquidity and Capital Resources

Since the Company commenced operations it has had significant negative cash flow from operating activities. The negative cash flow from operating activities was $722,518 for the fiscal year ended June 30, 1996, and $212,423 for the fiscal year ended June 30, 1995. At June 30, 1996 the Company had working capital of $277,681. For the nine months ended March 31, 1997 negative cash flow from operating activities was $1,163,390 due to the heavy investment in licensee growth and support. Working capital at March 31, 1997 was a deficit of $167,211.

The Company has financed its operations primarily through the sale of common equity and shareholder loans subsequently converted to common stock which combined provided $1,439,200 during fiscal 1995 and 1996. During this same period $934,941 of cash was used in operating activities, $39,839 for capital expenditures and $48,600 to reduce shareholder loans. During the two year period cash increased from $12,888 to $454,809. For the nine months ended March 31, 1997 the Company obtained $790,000 from the sale of common equity and $100,000 from short-term notes renegotiated with a maturity of September 30, 1998. During this period $1,163,390 of cash was used in operating activities and $17,565 for capital expenditures.

Other than cash on hand of $163,854 at March 31, 1997 and accounts receivable of $203,994, the Company has no material unused sources of liquidity at this time and the Company expects to incur additional but reduced operating losses in future fiscal quarters as a result of continued operations and planned investments in licensee growth. The timing and amounts of these expenditures and the extent of operating losses will depend on many factors, some of which are beyond the Company's control. At March 31, 1997, based on management's experience, the 315 prospective licensees in various stages of rating are expected to represent approximately $350,000 of revenues that should be recognized in the fourth fiscal quarter. New and renewal sales in April, 1997 should also be recognized in the fourth quarter bringing management's fourth quarter revenue estimate to over $500,000 with no significant changes in fixed operating costs.

The Company believes, but there can be no assurance, given the above sources of liquidity and anticipated revenues and continued new sales rates and licensee growth at current staffing, that it will require approximately $100,000 of additional funding for the next twelve months. However should actual results differ significantly from management's plans, then the Company may require substantially greater additional operating funds. There can be no assurance that additional funding will be available or on what terms. Potential sources of such funds include shareholder and other debt financing or additional equity offerings. In such an event without additional funding the Company will be required to curtail or scale back staffing and operations in more reliance on higher profitable renewals and limit new licensee growth.

The Company intends to expand operations beyond the greater Bay and Sacramento areas in the future, however any significant expansion will require additional funds. Potential sources of any such funds may include shareholder and other debt financing or additional offerings of the Company's equity securities. There can be no assurance that any funds will be available from these or other potential sources.

Tax Loss Carryforwards

As of June 30, 1996, the Company had approximately $1,800,000 of tax loss carryforwards. A valuation allowance has been recorded for the net deferred tax asset of $700,000 arising primarily from tax loss carryforwards because, in the Company's assessment, it is more likely than not that the deferred tax asset will not be realized.

New Accounting Pronouncements

The Financial Accounting Standards Board has recently issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets" and SFAS No. 123, "Accounting for Stock Based
Compensation." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reported at the lower of the carrying amount or their estimated recoverable amount. The adoption of this statement in the first quarter of fiscal 1997 by the Company did not have an impact on the financial statements.

SFAS No. 123 encourages the accounting for stock-based employee compensation programs to be reported within the financial statements on a fair value based method. If the fair value based method is not adopted, then the statement requires pro-forma disclosure of net income and earnings per share as if the fair value based method had been adopted. While the Company is evaluating the impact of the pronouncement, it expects to continue to account for stock options utilizing the "intrinsic value based method" as is allowed by the statement and therefore does not expect SFAS No. 123 to have a material impact on its financial position, results of operations and cash flows.

Business Risks

This  registration  statement  contains a number of  forward-looking  statements which reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those discussed below, that could cause actual results to differ materially from historical results or those anticipated. In this report, the words "anticipates," "believes," "expects," "intends," "future" and similar expressions identify forward-looking statements. Readers are cautioned to consider the specific risk factors described below and not to place undue reliance on the forward-looking statements contained herein, which speak only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements, to reflect events or circumstances that may arise after the date hereof.

Absence of Profitable Operations and Possible Insufficiency of Capital- The Company has incurred significant operating losses since inception. The Company incurred an operating loss of $750,078 for the fiscal year ended June 30, 1996 and $1,237,084 for the nine months ended March 31, 1997. The Company has had limited financial results upon which investors may base an assessment of its potential. There can be no assurance profitable operations can be achieved or that additional capital will not be required.

Competition and Technological Change - The possibility exists that a business rating service and certification mark similar to or competitive with that of the Company will be developed. It is also possible that future competition will try to duplicate the Company's concept. The Company could face head-on competition from vastly larger and better financed companies with the means to launch a high-impact campaign locally or nationally. Technological changes in the manner of selecting service businesses and communicating information to consumers could also have a negative impact on the Company's business. As a provider of consumer information through the Internet and various media the Company will be required to adapt to new and changing technologies. There can be no assurance that the Company's services will remain viable or competitive in face of technological change.

Dependence on Officers and Directors - The Company is substantially dependent upon the experience and knowledge of its officers and directors. The loss to the Company of such persons, particularly Mr. James Stein, could be detrimental to the Company's development, especially since it may not have the funds to hire management personnel with the requisite expertise.

Managing a Growing and Changing Business - The Company continues to experience changes in its operations resulting from expansion of its business and other factors which has and may place demands on its administrative, operational and financial resources. The Company's future performance will depend in part on its ability to manage growth and to adapt its administrative, operational and financial control systems to the needs of an expanding entity. The failure of management to anticipate, respond to and manage changing business conditions could have a material adverse effect on the Company's business and results of operations.

Government Regulation and Legal Uncertainties - The Company is not currently subject to direct regulation other than federal and state regulation applicable to businesses generally. The Company may also be subject to uninsured claims by consumers for actions of licensees or other claims incident to its business operations.

Stock Trading Risks and Uncertainties - See Part II - Item 1 "Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters."

Item 3. Description of Property.

The Company's corporate and operating offices are located in approximately 2,700 square feet of improved office space located at 1120A Ballena Blvd. in Alameda, California. This facility accommodates corporate administration, marketing, sales and customer support. This facility is leased pursuant to a three year lease which commenced July, 1995 at a monthly rate of approximately $2,700. The Company believes this facility will be sufficient to meet its needs for the next twelve months unless the Company elects to expand at a faster rate or into new market territories.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth, as of April 30, 1997, the stock ownership of each officer and director of the Company, of all officers and directors of the Company as a group, and of each person known by the Company to be a beneficial owner of 5% or more of its Common Stock. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares. No person listed below has any option, warrant or other right to acquire additional securities of the Company, except as otherwise noted.

                  Name and Address              Amount & Nature
 Title              of Beneficial                of Beneficial     Percent
of Class               Owner                       Ownership       of Class
--------          ----------------                 ---------       --------
Common stock      James Stein *                    1,544,500(1)      18.4%
par value         1120A Ballena Blvd.
$.00025           Alameda, California 94501

SAME              James A. Barnes *                1,104,698(2)      13.5%
                  9029 Opus Drive
                  Las Vegas, Nevada 89117

SAME              Jerry E. Polis *                   556,667(3)       6.8%
                  925 E. Desert Inn Road
                  Las Vegas, Nevada 89109

SAME              Bryant I. Pickering                544,496(4)       6.7%
                  9012 Opus Drive
                  Las Vegas, Nevada 89117

SAME              Benjamin A. Pittman *               50,000(5)       0.6%
                  1120A Ballena Blvd
                  Alameda, California 94501

SAME              Robert M. Brennan                  666,666          8.2%
                  6446 Shearwater Ct
                  Avila Beach, California

                  All directors & officers         3,255,865(6)      38.1%
                  as a group (4 persons, designated by *)

     (1) Includes 265,000 common shares issuable upon the exercise of outstanding stock options. A total of 1,025,000 common shares are subject to a lockup agreement until the earliest of (a) July 20, 1998 or (b) upon the achievement and certification by a resolution of the Board of Directors that the Company has been profitable, in accordance with generally accepted accounting principles, for two consecutive fiscal quarters. Includes 3,000 common shares held by his wife and minor children.

     (2) Represents 363,510 shares held by Sunrise Capital, Inc. ("SCI"), 565,225 shares held of record by Tiffany Investments ("TI"), 97,629 shares held of record by Tiffany Investments Limited Partnership ("TILP"), 13,334 shares held of record by Sunrise Management, Inc. Profit Sharing Plan ("SMIPS") and 65,000 shares issuable upon the exercise of outstanding stock options. Mr. Barnes is President and owner of SCI , General Partner of TI and TILP and Trustee of SMIPS and has investment and voting power over these shares.

     (3) Represents 356,667 shares held of record by the Jerry E. Polis Family Trust, 150,000 shares held by record by Davric Corporation, all such shares of which Mr. Polis exercises voting and investment power. Also includes 50,000 shares issuable upon the exercise of outstanding stock options.

     (4) Includes 71,429 shares held by the Veech Family Trust and 133,333 shares held by Odne Limited Partnership all such shares of which Dr. Pickering exercises voting and investment power.

     (5) Includes 40,000 shares issuable upon the exercise of outstanding stock options.

     (6) Includes 2,835,865 shares issued and outstanding and 420,000 shares issuable upon exercise of stock options. For purpose of the computation the number of outstanding shares is increased to include the shares issuable upon the exercise of stock options.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

Identification of Directors and Executive Officers

The present directors and executive officers of the Issuer, their ages, positions held in the Company and duration as director, are as follows:

  Name                     Age     Position and Offices           Director Since
James Stein                39      Director, President and CEO        1992
James A. Barnes            42      Director and Treasurer             1995
Benjamin A. Pittman        29      Secretary and Controller            n/a
Jerry E. Polis             65      Director                           1995

The terms of all directors will expire at the next annual meeting of the Company's shareholders, or when their successors are elected and qualified. Directors are elected each year, and all directors serve one-year terms.
Officers serve at the pleasure of the Board of Directors. There are no arrangements or understandings between the Company and any other person pursuant to which he was or is to be selected as a director, executive officer or nominee therefor.

Biographical Information
James Stein - Mr. Stein has been a director and President and CEO of the Company since 1992 and was a director and executive officer of ValueStar, Inc. since its inception in September, 1991. Prior to commencing the ValueStar operations as a sole proprietorship in 1990, Mr. Stein served as President and CEO from 1983 to 1990 of Direct Language, Inc., a San Francisco based publisher of Asian and Hispanic Yellow Pages and El Mensajero, a Spanish-language weekly newspaper.

James A. Barnes was elected as a director in July 1995 and appointed Secretary/Treasurer. In March 1997 he resigned as Secretary. Since 1984 he has been President of Sunrise Capital, Inc., a wholly-owned venture capital and consulting firm. He previously practiced as a certified public accountant and management consultant with Ernst & Ernst (1976-1977), Touche Ross & Co. (1977-1980) and as a principal in J. McDonald & Co. Ltd., Phoenix, Arizona (1980-1984). He graduated from the University of Nebraska with a B.A. Degree in Business Administration in 1976. Mr. Barnes devotes only part-time services to the Company.

Benjamin A. Pittman was appointed Secretary in March 1997 and has been Controller since February, 1996. From August, 1992 to February, 1996 he was corporate business manager at Cardinal Business Media, a publishing company. From October 1987 to July, 1992 he was accounting supervisor with California
International Properties, a property management company. He graduated from California State University of Hayward with a B.S. Degree in Accounting in 1992.

Jerry E. Polis was elected as a director in July 1995. Since 1963 he has been self-employed primarily in real estate investments, and since 1964 he has owned and operated Polis Realty. From 1968 to January, 1997 he was active as 50% owner of the Taco Bell franchises for the State of Nevada (operated under Las Cal Corporation). Since 1994 he has been a director of Commercial Bank of Nevada, an unlisted publicly owned bank located in Las Vegas, Nevada, and in May, 1996 was appointed Chairman. Mr. Polis graduated from Penn State University with a B.A. Degree in Commerce in 1953.

No director, executive officer or nominee for the Board has been involved in any legal proceedings during the past five years which are material to an evaluation of his or her ability or integrity. There are no material proceedings adverse to the Company to which any director, executive officer, nominee for the Board or any affiliate of the Company, or any associate of such persons, or any shareholders, is a party or has any material interest adverse to the Company.

Mr. Stein and Mr. Barnes serve as the Compensation Committee for the 1996 and 1997 Stock Plans, otherwise the Company does not have any standing audit, nominating or other compensation committees of the Board of Directors.

Advisory Board

In 1993 the Company established an advisory board to provide guidance to management on the Company's program for consumers and businesses. The current advisory board members have served since 1993. They are:

Commissioner Jessie Knight - is one of the five commissioners of the California Public Utilities Commission. He is responsible for setting policy and tariffs for utilities and telecommunications industries in California. His background includes positions as Vice President of the San Francisco Chamber of Commerce and Vice President of Marketing at the San Francisco Newspaper Agency (Chronicle and Examiner newspapers). He was formerly a Marketing Director at Dole Foods Co. He is experienced in marketing, finance and strategic planning.

L.M. Ashmore - is a Senior Vice President of the consulting firm Omega Performance. Ms. Ashmore was formerly Director, Corporate Service Quality for Charles Schwab, Co. and Director of Service Quality for Citibank CA. She has extensive experience in human resources, ethics, customer satisfaction, service quality and customer loyalty.

Jack McSorley - has extensive business experience in the broadcast industry. As a partner in BayCom Partners he has been active in the acquisition, finance and management of broadcast properties. He is expereienced in marketing, media, finance and corporate issues.

Advisory board members are compensated in the form of stock options.

Item 6. Executive Compensation.

There is shown below information concerning the compensation of the Company's chief executive officer (a Named Officer) for the fiscal year ended June 30, 1996. No executive officer's salary and bonus exceeded $100,000. Since the Company was not a reporting issuer at any time during prior fiscal years, information for fiscal years prior to the fiscal year ended June 30, 1996 are excluded.
                           Summary Compensation Table

                               Annual Compensation        Long-Term Compensation
      Name and                 Fiscal
Principal Position              Year     Salary

James Stein                     1996     $90,000                   None
President and CEO

Except for stock options, discussed below, no named person received any form of non-cash compensation from the Company in the fiscal year ended June 30, 1996 or currently receives any such compensation.

Option Grants

Shown below is further information on grants of stock options pursuant to the Company's 1992 Incentive Stock Option Plan (the "ISO Plan"), the 1992 Non-Statutory Stock Option Plan and the 1996 Stock Plan to the Named Officer reflected in the Summary Compensation Table shown above.

             Option Grants Table for Fiscal Year Ended June 30, 1996

                                             Percent of Total
                  Number of                   Options Granted            Exercise          Expiration
Name              Options Granted       to Employees in Fiscal Year       Price               Date

James Stein           15,000                       4.2%                    $0.50        August 6, 2000

Aggregated Option Exercises and Fiscal Year-End Values
There were no options exercised by the Named Officer during the fiscal year ended June 30, 1996. The following table provides information on unexercised options at June 30, 1996:

                    Fiscal Year-End Option Values
                        Number of Unexercised            Value of Unexercised
                           Options Held At              In-The-Money Options At
                            June 30, 1996                  June 30, 1996 (1)
                            -------------                  -----------------
                             Exercisable                       Exercisable
Name                         -----------                       -----------
James Stein                    265,000                          $91,250

     (1) At June 30, 1996 there was no public market for the shares of the Company. The most recent private transaction price of $0.75 per share was used to compute the value of in-the-money options.

The Company does not have any stock appreciation rights plans in effect and has no long-term incentive plans, as those terms are defined in Securities and Exchange Commission regulations. During the fiscal year ended June 30, 1996, the Company did not adjust or amend the exercise price of stock options awarded to the Named Officer nor other persons, and the Company has no defined benefit or actuarial plans covering any person.

Compensation of Directors

No direct or indirect remuneration has been paid or is payable by the Company to the directors in their capacity as directors. It is anticipated that during the next twelve months that the Company will not pay any direct or indirect remuneration to any directors of the Company in their capacity as directors other than in the form of reimbursement of expenses of attending directors' or committee meetings. However directors have received in the past and may receive in the future stock options pursuant to the Company' stock option plans.

Employment Contracts

Mr. Stein is employed and compensated through the Company's subsidiary, however both the Company and its subsidiary entered into employment contracts dated June 27, 1992 and May 1, 1992, respectively with substantially identical terms. The contracts were for an original term of three years and thereafter automatically renew for one year terms unless terminated as provided in the agreements. At June 30, 1996 the contracts had entered into the second one year renewal period. The terms of the agreements include Mr. Stein serving as President, CEO and Chairman of the Company and its subsidiary and includes termination, confidentiality, indemnification and non-competition clauses customary in such agreements. The amount of compensation is set annually by the Board of Directors and effective January 1, 1995, Mr. Stein's compensation was increased to $7,500 per month.

Stock Option and Compensation Plans

During 1992 the Company adopted and the shareholders approved the 1992 Incentive Stock Option Plan as amended for key employees, (the "1992 ISO Plan") and the 1992 Non-Statutory Stock Option Plan as amended for employees, directors and consultants (the "1992 NSO Plan"). Both plans expire on May 29, 2002. The
Company has reserved a maximum of 250,000 common shares to be issued upon the exercise of options granted under each plan (a maximum of a total of 500,000 common shares). At April 30, 1997 the Company had 250,000 options outstanding pursuant to the 1992 ISO Plan exercisable at prices ranging from $0.40 to $0.50 per share expiring beginning 1999 through 2001 and had 250,000 options outstanding pursuant to the 1992 NSO Plan exercisable at prices ranging from $0.40 to $0.50 per share expiring beginning 2000 through 2001.

The Board of Directors adopted on January 19, 1996 the 1996 Stock Option Plan covering an aggregate of 400,000 shares of the Company's common stock. On March 20, 1997 the Board of Directors amended and restated the 1996 Stock Plan (the "1996 Stock Plan") to reduce the aggregate number of shares to 300,000. On March 20, 1997 the Board of Directors adopted the 1997 Stock Option Plan (the "1997 Stock Plan") covering an aggregate of 200,000 shares of the Company's common stock. The 1996 Stock Plan and the 1997 Stock Plan were approved by the shareholders on April 16, 1997 and have substantially the same terms and provisions except that the 1996 Stock Plan is available for non-qualified option grants only. As of April 30, 1997 stock options covering an aggregate of 270,000 common shares have been granted pursuant to the 1996 Stock Plan at an exercise price of $0.50 to $0.75 per share expiring from 1998 to 2002 and stock options covering an aggregate of 57,000 common shares have been granted pursuant to the 1997 Stock Plan at an exercise price of $0.75 per share expiring in 2002.

On March 14, 1997 the Company adopted the 1997 Employee Stock Compensation Plan providing for the issuance of up to 4,000 common shares to non-executive employees. At April 30, 1997 an aggregate of 2,900 common shares had been granted to employees pursuant to the terms of the plan.

Item 7. Certain Relationships and Related Transactions.

Since the Company became active upon entering into the Agreement and Plan of Reorganization dated June 27, 1992 with ValueStar, Inc., there have been no reportable transactions or series of transactions involving more than $60,000 between the Company and any current executive officer, director, promoter, 5% beneficial owner of the Company's Common Shares or any member of the immediate family of any of the foregoing in which one or more of the foregoing individuals or entities has a material interest, except as follows.

In connection with the acquisition of ValueStar, Inc. 9,350,000 outstanding common shares of the Company were canceled by then controlling shareholders leaving 650,000 common shares issued and outstanding. A total of 1,225,000 common shares were issued to James Stein for 100% of the outstanding shares of ValueStar, Inc. and an additional 187,500 common shares were issued to James Stein for cash with the $75,000 proceeds used to retire a loan obligation of ValueStar, Inc., such loan being repaid to Mr. Stein's mother-in-law.

The 1,225,000 shares issued to Mr. Stein were made subject to the terms of an Share Escrow Agreement dated June 27, 1992 providing earnout provisions based on formulas of future gross revenues and pretax profits or otherwise released by affirmative action of a majority of disinterested shareholders. On July 20, 1995 in compliance with the provisions of the agreement, the shareholders approved the release of 1,225,000 shares (200,000 of which were already releasable under the earnout provisions of the agreement) thereby terminating the agreement. In connection with the termination of the escrow agreement, Mr. Stein entered into a Lockup Agreement dated July 20, 1995 with respect to 1,025,000 shares providing for no sale of the shares until the earliest of (a) July 20, 1998 (b) or upon the achievement and certification by a resolution of the Board of Directors that the Company has been profitable, in accordance with generally accepted accounting principles, for two consecutive fiscal quarters.

Certain of the Company's shareholders, including officers and directors, have from time to time, provided short-term interest bearing advances to the Company. At March 31, 1997 no such advances were outstanding, however the Company owed $50,000 on a 12% subordinated note due to the spouse of a director and $50,000 on the same terms to an unrelated party.

Item 8. Description of Securities.

The authorized capital stock of the Company consists of 20,000,000 shares of common stock, $.00025 par value per share, of which 8,126,246 shares currently are issued and outstanding and 5,000,000 shares of preferred stock, $.00025 par value per share, to which the Board of Directors has the power to designate the rights, terms, preferences, and other terms. There are no preferred shares currently outstanding.

Common Stock

The holders of Common Stock are entitled to one vote for each share held of record. A total of 40% of the total voting power is required to constitute a quorum. The affirmative vote of a majority of the votes cast at a meeting of shareholders which commences with a lawful quorum is sufficient for approval of any corporate action upon which shareholders may or must vote. Common Shares do not carry cumulative voting rights, thus holders of more than 50% of the Common Stock have the power to elect all directors if they so desire and, as a practical matter, to control the Company. Holders of Common Stock are not entitled to preemptive rights, and the Common Stock is not subject to redemption.

The Company's bylaws provide for a board of no less than three nor more than seven directors, all of whom are elected for one-year terms at the annual meeting of shareholders. The present board of directors consists of three persons. The affirmative vote of a simple majority of the voting common stock is necessary to remove any director or the entire board of directors. A special meeting of shareholders may be called by or at the request of the Chairman of the Board, the President a majority of the Directors or shareholders owning in the aggregate 10% or more of the common stock. Holders of common stock are entitled to receive, pro rata, dividends when and as declared by the board of directors out of funds legally available therefor. Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to share ratably in the Company's assets legally available for distribution to its shareholders after payment of liquidation preference and outstanding redemption rights (if any) on any preferred stock outstanding and are not subject to further calls or assessments.

The Company has not paid any cash dividends to date, and no cash dividends will be declared or paid on the Common Shares in the foreseeable future. Payment of dividends is solely at the discretion of the Company's board of directors.

Undesignated Preferred Stock

The Company's Board of Directors presently has the authority by resolution to issue up to 5,000,000 shares of preferred stock, par value $.00025 per share, and without further action by the stockholders, to divide any and all shares of the Preferred Stock into series and to fix and determine the relative rights and preferences of the Preferred Stock, such as the designation of series and the number of shares constituting such series, dividend rights, redemption and sinking fund provisions, liquidation and dissolution preferences, conversion or exchange rights and voting rights, if any. With respect to voting rights, if the Preferred Stock were permitted to vote in the election of directors or on other matters, each such share would be entitled to one vote, and such shares may vote with the shares of common stock or may vote as a separate class. Issuances of Preferred Stock by the Board of Directors could result in such shares having dividend and/or liquidation preferences senior to the rights of the holders of common stock and could dilute the voting rights of the holders of common stock.

Outstanding Warrants

In connection with $100,000 principal of promissory notes the Company has granted the noteholders an aggregate of 10,000 non-detachable stock purchase warrants exercisable at $0.75 per share through September 30, 1998. In connection with consulting services the Company has granted stock purchase warrants exercisable into an aggregate of 150,000 shares of common stock at $0.75 per share until April 30, 2002.

                                     Part II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

On May 28, 1997 the Company's Common Stock commenced trading on the National Association of Securities Dealers, Inc. ("NASD") OTC Electronic Bulletin Board. The high bid has been $1.25 and the low bid $0.625 to the date of this Registration Statement. These quotations reflect inter-dealer prices, without retail markup, mark-down or commission and may not represent actual transactions. Prior to initiation of trading there was and has been no public trading market for the Company's Common Stock since the Company's inception in 1987. There is only one market-maker to date and there is no assurance that additional market-makers will trade the Company's shares in the future.

The OTC Electronic Bulletin Board, is a screen-based trading system administered by the NASD. Securities traded on the Bulletin Board are, for the most part thinly traded and subject to special regulations (described below) not imposed on securities listed or traded on the National Association of Securities Dealers Automated Quotation ("NASDAQ") system or on a national securities exchange.

Like that of securities of other small, growth-oriented companies, the Company's shares are expected to experience future significant price and volume volatility, increasing the risk of ownership to investors. Future changes in market price and volume cannot be predicted as to timing or extent. Any historical performance that may develop does not guarantee or imply future performance. Future announcements concerning the Company or its competitors, quarterly variations in operating results, announcements of technological or service innovations, the introduction of new products or services, changes in pricing policies by the Company or competitors, litigation relating to services or other litigation, changes in performance estimates by analysts or others, issuances of or registration of additional securities, or other factors could cause the market price of the Common Stock to fluctuate substantially. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market price of small companies and have often been unrelated to the operating performance of particular companies.

The Company's Common Stock is currently defined as "penny stocks" under the Exchange Act, and rules of the Securities and Exchange Commission thereunder. The Exchange Act and such penny stock rules generally impose additional sales practice and disclosure requirements upon broker-dealers who sell the Company's securities to persons other than certain "accredited investors" (generally, institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 jointly with spouse) or in transactions not recommended by the broker-dealer. For transactions covered by the penny stock rules, the broker-dealer must make a suitability determination for each purchaser and receive the purchaser's written agreement prior to the sale. In addition, the broker-dealer must make certain mandated disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, the compensation to be received by the broker-dealer and certain associated persons, and deliver certain disclosures required by the Securities and Exchange Commission. Consequently, the penny stock rules may affect the ability of broker-dealers to make a market in or trade the Company's shares and thus may also affect the ability of purchasers of shares to resell those shares in the public markets.

Sales of substantial amounts of Common Stock in the public market could adversely affect the prevailing market price of the Common Stock. Assuming no exercise of outstanding options to purchase 827,000 shares of Common Stock outstanding (some subject to certain vesting) and assuming no exercise of warrants to purchase 10,000 shares of Common Stock, there are presently 8,126,246 shares of Common Stock outstanding. Of these shares, approximately 2,722,142 shares are freely tradable without restriction including those shares eligible for sale in reliance on Rule 144(k) held other than by "affiliates" of the Company, as that term is defined in Rule 144 promulgated under the
Securities Act of 1933, as amended (the "Act"). Of the remaining 5,404,104 shares, approximately 3,279,676 shares are eligible for resale under Rule 144, in some instances subject to certain volume limitations, and 1,025,000 shares, otherwise eligible under Rule 144, are subject to a lock-up agreement (see Part I - Item 7 "Certain Relationships and Related Transactions").

The Company had 153 holders of record of its Common Stock at April 30, 1997. The Company has never paid a cash dividend on its Common Stock and does not expect to pay one in the foreseeable future.

Item 2. Legal Proceedings.

The Company is not involved in any threatened or pending legal proceeding other than in the ordinary course of business.

Item 3. Changes In and Disagreements With Accountants

Not applicable.

Item 4. Recent Sales of Unregistered Securities.

During the past three years, the Company issued and sold securities not registered under the Securities Act of 1933, as amended (the "Act"), as described below.

(1) On June 30, 1994, the Company issued 1,000,000 shares of its Common Stock, valued at $.35 per share, to four of its shareholders upon cancellation of an aggregate of $350,000 in cash demand loans made by such shareholders to the Company. The issuances were exempt by reason of Rule 903 of Regulation S promulgated under the Act and Section 4(2) of the Act.

(2) On May 16, 1995, the Company issued and sold 171,429 shares of its Common Stock at a price of between $0.20 and $0.35 per share to three of its shareholders for an aggregate cash consideration of $45,000. The issuances and sales were exempt by reason of Section 4(2) of the Act.

(3) On June 30, 1995, the Company issued 193,143 shares of its Common Stock, valued at $0.35 per share, to three of its shareholders upon cancellation of an aggregate of $67,600 in cash demand loans made by such shareholders to the Company, and also issued and sold 285,714 shares of its Common Stock at a price of $0.35 per share to two of its shareholders for an aggregate cash consideration of $100,000. The issuances were exempt by reason of Rule 903 of Regulation S promulgated under the Act and Section 4(2) of the Act.

(4) On August 11, 1995, the Company issued and sold 110,000 shares of its Common Stock at a price of $0.35 per share to one of its shareholders and two investors for an aggregate cash consideration of $38,500. The issuances and sales were exempt by reason of Rule 903 of Regulation S promulgated under the Act and
Section 4(2) of the Act.

(5) On December 11, 1995, the Company issued and sold 200,000 shares of its Common Stock at a price of $0.35 per share to one director for an aggregate cash consideration of $70,000. The issuance and sale was exempt by reason of Section 4(2) of the Act.

(6) Between December 1995 and March 1996, the Company offered and sold 1,000,000 shares of Common Stock at a price of $0.50 per share to 18 investors (including two directors), three of such investors of whom were not accredited investors. The aggregate cash consideration to the Company was $500,000. The offers and sales were exempt by reason of Rule 505 of Regulation D promulgated under the Act.

(7) On March 6, 1996, the Company issued 136,200 shares of its Common Stock, valued at $0.50 per share, to two of its shareholders and one director upon cancellation of an aggregate of $68,100 in cash demand loans made by such shareholders and director to the Company. The issuances were exempt by reason of Rule 903 of Regulation S promulgated under the Act and Section 4(2) of the Act.

(8) On April 25, 1996, the Company issued and sold 100,000 shares of its Common Stock at a price of $0.50 per share to two investors for an aggregate cash consideration of $50,000. The issuances and sales were exempt by reason of Rule 903 of Regulation S promulgated under the Act.

(9) In June 1996, the Company issued and sold 666,666 shares of its Common Stock at a price of $0.75 per share to one investor for an aggregate cash consideration of $500,000. The issuance and sale was exempt by reason of Section 4(2) of the Act.

(10) On June 28, 1996, the Company issued 66,666 shares of its Common Stock, valued at $0.75 per share, to an investor for consulting services rendered to the Company by such investor. The issuance was exempt by reason of Section 4(2) of the Act.

(11) Between October 1996 and March 1997, the Company offered and sold 1,000,000 shares of Common Stock at a price of $0.75 per share to 12 investors (including three directors and four shareholders), three of whom were not accredited investors. The aggregate cash consideration to the Company was $750,000. The offers and sales were exempt by reason of Rule 505 of Regulation D promulgated under the Act.

(12) On March 14, 1997, the Company issued 43,195 shares of its Common Stock, valued at $0.75 per share, to four of its shareholders and one director upon cancellation of an aggregate of $32,396 in accrued and unpaid interest on prior cash demand loans made by such shareholders and director to the Company. The issuances were exempt by reason of Section 4(2) of the Act.

(13) On March 21, 1997, the Company issued 2,900 shares of its Common Stock, valued at $0.75 per share, to 29 of its non-executive employees pursuant to the Company's 1997 Employee Stock Compensation Plan. The shares were awarded to such employees for services rendered to the Company. The issuances were exempt by reason of Rule 701 promulgated under Section 3(b) of the Act.

(14) On March 31, 1997, the Company issued to two investors warrants to purchase an aggregate of 10,000 shares of Common Stock at an exercise price of $0.75 per share through September 30, 1998 and promissory notes due September 30, 1998 in the aggregate principal amount of $100,000 in exchange for prior cash demand loans of $100,000. The issuances were exempt by reason of Section 4(2) under the Act.

(16) On April 4, 1997, the Company issued and sold 53,333 shares of its Common Stock at a price of $0.75 per share to a director for an aggregate cash consideration of $40,000. The issuance and sale was exempt by reason of Section 4(2) of the Act.

(17) On April 30, 1997, the Company issued to five investors warrants to purchase an aggregate of 150,000 shares of Common Stock at an exercise price of $0.75 per share through April 30, 2002 in connection with consulting services. The issuances were exempt by reason of Section 4(2) under the Act.

In all of the transactions described above, (i) the Company obtained a signed representation from each person to whom the securities were issued, other than from employees awarded shares under the 1997 Employee Stock Compensation Plan, that such person was a sophisticated investor, (ii) each certificate representing the securities issued contains a legend indicating that the securities represented thereby cannot be sold without registration or an opinion of counsel that registration is not required, (iii) a stop transfer was entered on the transfer agents records with respect to the shares, and (iv) the securities were sold by officers and directors of the Company without the assistance of any underwriter and without the payment of any sales commissions.

In respect for each transaction for which an exemption from registration is claimed under Section 4(2) of the Act or Rule 505 of Regulation D promulgated under the Act, the Company also obtained a signed representation from each person to whom securities were issued, except as noted, of such person's intent to acquire the securities for investment and not with a view to distribution thereof and that such person was an accredited investor within the meaning of Regulation D. In addition, in all transactions for which an exemption from registration is claimed under Rule 903 of Regulation S promulgated under the Act, (i) the Company obtained a signed representation from each person to whom securities were issued that such person was not a U.S. person within the meaning of Regulation S and was not acquiring such securities for the account or benefit of a U.S. person, (ii) each certificate representing the securities so issued contains a legend indicating that transfer of the securities represented thereby is prohibited except in accordance with Regulation S, and (iii) the Company believes that it complied with the other provisions of Regulation S in respect of such Regulation S transactions.

Item 5. Indemnification of Directors and Officers

As permitted by Colorado law, the Company's Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or any shareholder thereof for monetary damages for breach of his fiduciary duty as a director, except liability (i) for any breach of a Director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for acts in violation of Section 7-108-403 of the Colorado Business Corporation Act, as it now exists or may be amended, or (iv) for any transaction from which the director derives an improper personal benefit.

As permitted by Colorado law, the Company's Certificate of Incorporation also provides that the Company will indemnify its officers, directors, employees and agents against attorneys' fees and other expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them arising out of their association with or activities on behalf of the Company as long as, in any such action, they acted in good faith and in his or her official capacity acted in a manner reasonably believed to be in the best interests of the Company or in all other cases his or her conduct was not opposed to the Company's best interests. However no indemnification shall be made if a person is adjudged to be liable for negligence or misconduct in the performance of his duty to the Company. The Company may also bear the expenses of such litigation for any such persons upon their promise to repay such sums if it is ultimately determined that they are not entitled to indemnification. Such expenditures could be substantial and may not be recouped, even if the Company is so entitled. Insofar as indemnification for liabilities arising under the
Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

                                    Part F/S

                          INDEX TO FINANCIAL STATEMENTS

The following is an index of the consolidated financial statements that follow immediately after this index to financial statements:

                                                                         Page
                                                                         ----
         Independent Accountants' Report                                  F-2
         Consolidated Balance Sheets as of June 30, 1996 and 1995         F-3
         Consolidated Statements of Operations for the years              F-4
           ended June 30, 1996 and 1995
         Consolidated Statements of Stockholders' Equity for              F-5
           the years ended June 30, 1996 and 1995
         Consolidated Statements of Cash Flows for the years              F-6
           ended June 30, 1996 and 1995
         Notes to Consolidated Financial Statements                       F-7

         Consolidated Balance Sheets as of March 31, 1997 and
           June 30, 1996 (unaudited)                                      F-15
         Consolidated Statements of Operations for the nine
           months ended March 31, 1997 and 1996 (unaudited)               F-16
         Consolidated Statements of Cash Flows for the nine
           months ended March 31, 1997 and 1996 (unaudited)               F-17
         Notes to Interim Consolidated Financial Statements               F-18

                              VALUESTAR CORPORATION

                        CONSOLIDATED FINANCIAL STATEMENTS

                             JUNE 30, 1996 AND 1995

To the Board of Directors
and Shareholders of
ValueStar Corporation

                         INDEPENDENT ACCOUNTANTS' REPORT

         We have audited the accompanying consolidated balance sheets of ValueStar Corporation as of June 30, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ValueStar Corporation as of June 30, 1996 and 1995, and the results of its operations, shareholders' equity and cash flows for the years then ended in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred losses from operations, and has relied on the sale of its common stock, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                               /s/ MOHLER, NIXON & WILLIAMS
                                               MOHLER, NIXON & WILLIAMS
                                               Accountancy Corporation
Campbell, California
August 23, 1996

VALUESTAR CORPORATION
Consolidated balance sheets as of June 30,
--------------------------------------------------------------------------------
                                                        1996           1995
--------------------------------------------------------------------------------
Assets

Cash and cash equivalents                           $   454,809     $    12,977
Accounts receivable, net                                 93,020          27,154
Employee receivables                                      6,900             500
Inventories                                              15,330           9,469
Prepaid expenses and other                                3,108           3,543
--------------------------------------------------------------------------------
Total current assets                                    573,167          53,643

Deferred costs                                          133,166          59,830
Property, equipment and intangible assets, net           46,347          12,274
--------------------------------------------------------------------------------
Total assets                                        $   752,680     $   125,747
================================================================================
Liabilities and shareholders' equity

Notes payable to shareholders                                       $    23,600
Accounts payable                                    $   157,528          43,401
Other accrued expenses                                   87,219          53,844
Deferred revenue                                         50,739          14,980
--------------------------------------------------------------------------------
Total current liabilities                               295,486         135,825
--------------------------------------------------------------------------------
Total liabilities                                       295,486         135,825
--------------------------------------------------------------------------------
Common stock - par value $.00025;
     20,000,000 shares  authorized;
     7,026,818 and 4,747,286 shares
     issued and outstanding at
     June 30, 1996 and
     1995, respectively                                   1,757           1,186
Paid in capital                                       2,306,355       1,080,326
Accumulated deficit                                  (1,850,918)     (1,091,590)
--------------------------------------------------------------------------------
Total shareholders' equity (deficit)                    457,194         (10,078)
--------------------------------------------------------------------------------
Total liabilities and shareholders'
     equity (deficit)                               $   752,680     $   125,747
================================================================================


See independent accountants' report and accompanying notes to consolidated financial statements.

VALUESTAR CORPORATION
Consolidated statements of operations for the years ended June 30,

--------------------------------------------------------------------------------
                                                      1996              1995
--------------------------------------------------------------------------------
Net sales                                         $   410,269       $   248,776

Cost of sales                                         186,592            83,710
--------------------------------------------------------------------------------
Gross profit                                          223,677           165,066

Marketing and selling                                 643,334           130,539
General and administrative                            330,421           196,763
--------------------------------------------------------------------------------
Total operating expenses                              973,755           327,302
--------------------------------------------------------------------------------
Loss from operations                                 (750,078)         (162,236)

Interest expense                                       (4,099)           (8,790)
Other expense                                          (5,151)             (611)
Other income                                                              1,716
--------------------------------------------------------------------------------
Net loss                                          $  (759,328)      $  (169,921)
================================================================================
Net loss per share                                     ($0.14)           ($0.04)
================================================================================
Weighted average number of shares                   5,432,615         4,131,755
================================================================================


See independent accountants' report and accompanying notes to consolidated financial statements.


VALUESTAR CORPORATION
Consolidated statements of shareholders' equity
for the years ended June 30, 1996 and 1995
                                                Common stock
                                             -------------------
                                                                                                        Total
                                                           Par          Paid in       Accumulated    shareholders'
                                             Shares       amount        capital         deficit     equity (deficit)
--------------------------------------------------------------------------------------------------------------------
June 30, 1994                              4,097,000    $     1,024    $   867,888   $  (921,669)   $   (52,757)

Sale of stock at $0.20
   per share                                 100,000             25         19,975                        20,000
Sale of stock at $0.35
   per share                                 357,143             89        124,911                       125,000
Conversion of debt to
   stock at $0.35 per share                  193,143             48         67,552                        67,600
Net loss                                                                                (169,921)       (169,921)
--------------------------------------------------------------------------------------------------------------------
June 30, 1995                              4,747,286          1,186      1,080,326    (1,091,590)        (10,078)
--------------------------------------------------------------------------------------------------------------------
Sale of stock at $0.35
   per share                                 310,000             77        108,423                       108,500
Sale of stock at $0.50
   per share                               1,100,000            275        549,725                       550,000
Conversion of debt to
   stock at $0.50 per share                  136,200             34         68,066                        68,100
Sale of 666,666 shares of stock at
   $0.75 per share, plus 66,666 shares
   issued for net offering costs             733,332            185        499,815                       500,000
Net loss                                                                                (759,328)       (759,328)
--------------------------------------------------------------------------------------------------------------------
June 30, 1996                              7,026,818    $     1,757    $ 2,306,355   $(1,850,918)    $   457,194
====================================================================================================================

See independent accountants' report and accompanying notes to consolidated financial statements.

VALUESTAR CORPORATION
Consolidated statements of cash flows for the years ended June 30,
--------------------------------------------------------------------------------
                                                             1996        1995
--------------------------------------------------------------------------------
Cash flows from operating activities:
   Net loss                                              $(759,328)   $(169,921)
   Adjustments to reconcile net loss to net
   cash used by operating activities:
      Depreciation and amortization                          4,577        3,064
      Increase (decrease) in bad debt allowance               (207)       7,000
      Changes in assets and liabilities:
         Accounts receivable                               (65,659)     (15,247)
         Employee receivable                                (6,400)         128
         Inventories                                        (5,861)      (7,857)
         Prepaid expenses and other                            435       (1,171)
         Deferred costs                                    (73,336)     (59,830)
         Accounts payable                                  114,127        2,184
         Other accrued expenses                             33,375       32,623
         Deferred revenue                                   35,759       (3,396)
--------------------------------------------------------------------------------
Net cash used by operations                               (722,518)    (212,423)
--------------------------------------------------------------------------------
Cash flows from investing activities:
   Capital expenditures                                    (38,650)      (1,189)
--------------------------------------------------------------------------------
Net cash used by investing activities                      (38,650)      (1,189)
--------------------------------------------------------------------------------
Cash flows from financing activities:
   Proceeds from sale of capital stock                   1,158,500      145,000
   Proceeds from debt                                       68,100      106,500
   Repayment of debt                                       (23,600)     (25,000)
--------------------------------------------------------------------------------
Net cash provided by financing activities                1,203,000       226,500
--------------------------------------------------------------------------------
Net increase in cash and cash equivalents                  441,832        12,888
Cash and cash equivalents at beginning of year              12,977            89
--------------------------------------------------------------------------------
Cash and cash equivalents at end of year                  $454,809     $  12,977
================================================================================

Supplemental cash flow information:

Debt converted to common stock                           $  68,100    $  67,600


See independent accountants' report and accompanying notes to consolidated financial statements.

                              VALUESTAR CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             June 30, 1996 and 1995

Note 1 - The Company and its significant accounting policies:

         ValueStar Corporation (the Company) was incorporated in Colorado in 1987 and is the holding company for its wholly owned subsidiary, ValueStar, Inc., which was incorporated in California in 1991. ValueStar, Inc. issues a certification mark ("Consumer ValueStar") to those local service and professional industries, primarily in the San Francisco Bay Area, that can demonstrate a certain level of customer satisfaction, proper licensing and adequate insurance. The Company also publishes a listing of service and professional firms that are awarded the "Consumer ValueStar."

         The Company utilizes the services of a third party to perform surveys of customer satisfaction under a contract which expires December 31, 1998.

Principles of consolidation -

         The consolidated financial statements include the accounts of ValueStar Corporation and ValueStar, Inc. All significant intercompany transactions and account balances have been eliminated in consolidation.

Cash equivalents -

         The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of deposits in a single bank in excess of federally insured limits.

Allowance for doubtful accounts -

         The Company utilizes the reserve method of accounting for the recognition of potentially uncollectible accounts receivable. The allowance for doubtful accounts was $6,793 and $7,000 at June 30, 1996 and 1995, respectively.

Inventories -

         Inventories, which consist of promotional materials for sale to customers, are stated at the lower of cost or fair market value on a first-in, first-out basis.

Property and equipment -

         Property and equipment are stated at cost. Depreciation is computed on the straight-line method based on the estimated useful life of five to seven years of the respective assets.

Revenue and customer cost recognition -

Revenues:

         The Company's revenues are primarily from research and rating fees paid by new and renewal customers, license fees from qualified applicants and renewal customers, and sales of marketing materials and related services. The Company, from time to time, provides discounts, incentives and satisfaction guarantees to first time applicants, and may extend payment terms on the annual license fee.

         Annual "Consumer ValueStar" license fees and customer research and rating fees are recognized when all related services are provided to the customer. The Company provides a reserve for customer satisfaction guarantees. Sales of marketing materials and other services are recognized as materials are delivered or shipped or services are rendered.

Customer costs:

         Effective July 1, 1994, with the adoption by the Company of Statement of Position No. 93-7 (SOP 93-7), Reporting on Advertising Costs, certain customer acquisition costs are deferred and amortized over a 12 month period. These costs, which relate directly to targeted new licensee solicitations, primarily include targeted direct-response advertising programs consisting of telemarketing, printing and mailing costs. Costs of the Company's publication, the Consumer ValueStar Report, are deferred and amortized over a six month period, which is the estimated useful life of the publication. No indirect costs are included in deferred customer acquisition costs. Costs incurred for other than specific targeted customers, including general marketing, are expensed as incurred. The total amount of advertising costs charged to expense was $243,944 and $61,112 in 1996 and 1995, respectively.

         Commencing in January 1995, the Company changed the third-party research portion of its licensee qualifications from qualifying an applicant for a one year period to a two year period. Accordingly, certain customer rating costs are deferred and amortized over a one year period.

         Deferred costs are periodically evaluated to determine if adjustments for impairment are necessary.

Income taxes -

         The provision for income taxes is based on income reported in the consolidated financial statements. Deferred income taxes are provided for temporary differences between the financial reporting and tax basis of the Company's assets and liabilities.

Net loss per share -

         Net loss per common share is based on the weighted average number of shares outstanding during the year. Options to purchase stock are not included in the calculation, as the affect would be anti-dilutive.

Risks and uncertainties -

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Continued operations -

         The accompanying consolidated financial statements have been prepared assuming the Company will continue operating as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred operating losses in prior fiscal years and losses are continuing. The Company's operations have been funded for the most part from the sale of common stock.

         The Company's ability to continue as a going concern is dependent upon obtaining additional capital and ultimately achieving and maintaining profitable operations. The Company is working aggressively to increase revenues through expanding the number of new licensees, maintaining high rates of renewals and selling additional services to its licensees, which it believes will ultimately lead to profitable operations. The Company is also seeking additional debt or equity capital from existing shareholders and others. However, the lack of additional capital could force the Company to reduce the emphasis on new licensee growth and curtail or scale back operations in more reliance on higher profitable renewals. Such actions could have an adverse effect on the Company's business. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Recent accounting pronouncements -

         The Financial Accounting Standards Board has recently issued Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long- Lived Assets and SFAS No. 123, Accounting for Stock Based Compensation. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reported at the lower of the carrying amount or their estimated recoverable amount and the adoption of this statement by the Company is not expected to have an impact on the financial statements. SFAS No. 123 encourages the accounting for stock-based employee compensation programs to be reported within the financial statements on a fair value based method. If the fair value based method is not adopted, then the statement requires pro-forma disclosure of net income and earnings per share as if the fair value based method had been adopted. The Company currently does not intend to adopt the fair value accounting method prescribed by SFAS 123, and will be subject only to the disclosure requirements prescribed by SFAS 123. However, the Company intends to continue its analysis of SFAS 123 and may elect to adopt its provisions in the future. Both statements are effective for fiscal years beginning after December 15, 1995.

Note 2 - Property, equipment and intangible assets:

                                     1996           1995
                                     ----           ----

Computer equipment                  $29,072       $  6,590
Office equipment                      4,954          2,549
Furniture and fixtures               15,013          1,250
Leasehold improvements                  446            446
Logo design                           4,949          4,949
                                  ---------      ---------

                                     54,434         15,784
Less accumulated depreciation
    and amortization                  8,087          3,510
                                  ---------      ---------

                                    $46,347        $12,274
                                    =======        =======

         Depreciation expense for 1996 and 1995 was approximately $4,600 and $3,100, respectively.

Note 3 - Deferred costs:

         Deferred costs at June 30 consist of:

                                       1996                        1995
                                       ----                        ----

Rating fees                           $160,013                     $25,519
Publishing                              81,903                      61,123
Telemarketing                           69,277                       9,478
Direct mail                             48,302                       3,429
                                    ----------                   ---------

                                       359,495                      99,549

Less amortization for the year         226,329                      39,719
                                     ---------                    --------

                                      $133,166                     $59,830
                                     =========                     =======

         Costs are amortized over periods from six months to one year.

Note 4 - Shareholder debt:

         During the years ended June 30, 1996 and 1995, the Company borrowed $68,100 and $106,500, respectively, from various shareholders. Notes to these shareholders are due on demand with interest at 12% per annum. Interest on these notes amounted to $4,099 and $19,507 for 1996 and 1995, respectively. Notes in the amount of $68,100 and $67,600 were exchanged for common stock as of June 30, 1996 and 1995, respectively, at an exchange rate of $0.50 and $0.35 per share, respectively. Shareholder notes totaled $23,600 at June 30, 1995. No notes were outstanding as of June 30, 1996.

Note 5 - Common stock and options:

Common stock -

         The Company has one series of par value common stock authorized and outstanding. The par value is $.00025 and 20,000,000 shares are authorized.

         Under an escrow agreement dated June 27, 1992, resulting from the acquisition of ValueStar, Inc. by the Company, the release of 1,225,000 shares of common stock held by James Stein, an officer and director, was contingent on attaining certain operating results. During the year ended June 30, 1995, the Board of Directors determined that 200,000 shares could be released from escrow. In addition, at the July 20, 1995 Annual Meeting of the Company, the shareholders approved the release of the remaining 1,025,000 shares held in escrow subject to a lock-up agreement. Under the terms of the lock-up agreement, Mr. Stein may not sell the released shares until the first to occur of (a) three years from the release of the shares from escrow, or (b) when audited or unaudited financial statements of the Company, prepared in accordance with generally accepted accounting principles, demonstrate that the Company has realized net profits for two consecutive fiscal quarters.

         During fiscal 1996, the Company completed stock offerings of 310,000 common shares at $0.35 per share, 1,100,000 common shares at $0.50 per share, and 666,666 common shares at $0.75 per share plus 66,666 common shares issued for net offering costs. A total of 136,200 common shares were issued in exchange for shareholder notes of $68,100 (see Note 4).

Stock options -

         The 1992 Incentive Stock Option Plan (ISO Plan) expires in 2002 and allows for the issuance of options to employees to purchase up to 250,000 shares of common stock. The 1992 Non-Statutory Stock Option Plan (NSO Plan) also expires in 2002 and allows the issuance of options to employees to purchase up to 250,000 shares of common stock. The 1996 Stock Option Plan expires in 2006 and allows for the issuance of options to selected employees, directors and consultants to purchase up to 400,000 shares of common stock. An option granted under the 1996 Stock Option Plan may be an incentive stock option (ISO), which may be granted only to employees, or a nonqualified stock option (NQO) as determined by the Plan Committee.

         The option price under each of the plans will not be less than the fair market value at the date of grant as determined by the Board of Directors. In the case of a significant shareholder, the option price of shares under the 1992 ISO Plan and the 1996 Stock Option Plan will not be less than 110% of the fair market value of the share on the date of grant. Options are granted under the plans for periods not to exceed ten years and become exercisable based on vesting terms determined by the Board of Directors or Plan Committee at the date of grant.

         Information  with  respect to stock option  transactions  for the years ended June 30, 1996 and 1995 is as follows:

                                                                       Number
                                                     Available        of Options                        Price per
                                                     for Grant        Outstanding       Exercisable        Share
                                                     ---------        -----------       -----------        -----
         1992 ISO Plan:
         Balance June 30, 1994                         250,000
            Granted                                   (200,000)          200,000                         $  .40
                                                      --------           -------

         Balance June 30, 1995                          50,000           200,000
            Granted                                    (50,000)           50,000                            .50
                                                     ---------          --------
         Balance June 30, 1996                              -            250,000          230,000
                                                     =========           =======          =======

         1992 NSO Plan:
         Balance June 30, 1994                         250,000
            Granted                                   (200,000)          200,000                        .40-.50
                                                      --------           -------

         Balance June 30, 1995                          50,000           200,000
            Granted                                    (50,000)           50,000                            .50
                                                     ---------          --------

         Balance June 30, 1996                              -            250,000         250,000
                                                     =========           =======         =======

         1996 Stock Option Plan:
         January 19, 1996 (inception)                  400,000
            ISO's granted                             (170,000)          170,000                            .50
            NQO's granted                             (170,000)          170,000                            .50
                                                      --------           -------

         Balance June 30, 1996                          60,000           340,000         178,833
                                                     =========           =======         =======

         Options under all plans must be exercised within a five year period from the date of grant. No shares were exercised under the plans as of June 30, 1996.

Note 6 - Income taxes:

         There was no provision for income taxes for the years ended June 30, 1996 and 1995.

         Temporary differences and carryforwards which result in significant deferred tax assets as of June 30, 1996 and 1995 approximated $700,000 and $400,000, respectively.

         Under Statement of Financial Accounting Standards No. 109, a valuation allowance must be established for a deferred tax asset if a tax benefit may not be realized from the asset. The Company has established a valuation allowance for the full amount of its deferred tax assets as recognition of these assets is uncertain due to the Company's recurring losses.

         The Company has approximately $1,800,000 of federal net operating loss carryforwards at June 30, 1996 available to offset future taxable income which expire in the years 2006 through 2010. The Company has California net operating loss carryforwards of approximately $900,000 at June 30, 1996 which expire in the years 1997 through 2002. For federal and California tax purposes, the Company's net operating loss carryforward may be subject to certain limitations on annual utilization due to changes in ownership.

Note 7 - Commitments:

         The Company entered into a facility lease agreement for a period of three years which commenced on August 1, 1995 and requires monthly payments through July 3, 1998 of approximately $1,800. Total rent expense was approximately $22,500 in 1996 and $22,000 in 1995.

Note 8 - Subsequent event:

         In July 1996, the Company opened a new sales territory encompassing Sacramento and San Joaquin Counties in California.

                             VALUESTAR CORPORATION


                   INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

                                 March 31, 1997

                              VALUESTAR CORPORATION

                 Interim Consolidated Financial Statement Index



Consolidated Balance Sheets as of March 31, 1997 and
June 30, 1996  (Unaudited)                                                     3

Consolidated Statements of Operations for the nine months ended
March 31, 1997 and 1996 (Unaudited)                                            4

Consolidated Statements of Cash Flows for the nine months ended
March 31, 1997 and 1996 (Unaudited)                                            5

Notes to Interim Consolidated Financial Statements                             6

                              VALUESTAR CORPORATION

                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)


                                                        March 31,       June 30,
                                                             1997           1996
                  ASSETS
Current Assets
     Cash and cash equivalents                           $163,854       $454,809
     Accounts receivable, net                             203,994         93,020
     Employee receivables                                   5,500          6,900
     Inventories                                           39,037         15,330
     Prepaid and other                                      6,132          3,108
                                                         --------       --------
                                                          418,517        573,167

Deferred costs - net                                      249,476        133,166
Property equipment and intangibles-net                     57,916         46,347
                                                         --------       --------
                                                         $725,909       $752,680
                                                         ========       ========



                  LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
     Accounts payable                                $   416,639    $   157,528
     Accrued expenses                                    134,649         87,219
     Deferred revenue                                     34,440         50,739
                                                     -----------    -----------
                                                         585,728        295,486

Long-term notes                                          100,000           --
                                                     -----------    -----------
     Total liabilities                                   685,728        295,486

Stockholders' Equity
     Preferred stock, $.00025 par value,
       5,000,000 authorized; no shares issued
       and outstanding
     Common stock, $.00025 par value,
       20,000,000 shares authorized,
       8,072,913 and 7,026,818 shares issued and
          outstanding respectively                         2,018          1,757
     Paid in capital                                   3,091,165      2,306,355
     Common stock subscribed                              40,000           --
     Deficit                                          (3,093,002)    (1,850,918)
                                                     -----------    -----------
                  Total Stockholders' Equity              40,181        457,194
                                                     -----------    -----------
                                                     $   725,909    $   752,680
                                                     ===========    ===========


      See accompanying notes to interim consolidated financial statements.

                              VALUESTAR CORPORATION

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)


                                                          Nine months ended
                                                              March 31,
                                                        1997            1996

Revenues                                            $   578,175     $   252,501

Costs and expenses:
     Cost of revenues                                   268,905          98,203
     Customer support expenses                          494,289          89,827
     Selling and marketing expenses                     697,358         295,496
     General and administrative expenses                354,707         209,326
                                                    -----------     -----------
                  Total costs and expenses            1,815,259         692,852
                                                    -----------     -----------

Loss from operations                                 (1,237,084)       (440,351)

Interest expense                                         (5,000)         (2,926)
Other income (expense)                                     --            (3,387)
                                                    -----------     -----------

Net loss                                            $(1,242,084)    $  (446,664)
                                                    ===========     ===========


Net loss per share                                  $     (0.18)    $     (0.09)
                                                    ===========     ===========


Weighted average number of shares                     7,067,438       5,128,909
                                                    ===========     ===========


      See accompanying notes to interim consolidated financial statements.

                              VALUESTAR CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                                  Nine months ended
                                                                        March 31,
                                                                   1997           1996
Cash Flows from Operating Activities
     Net income (loss)                                         $(1,242,084)   $  (446,664)
     Adjustments to reconcile net loss to net cash
     used by operating activities:
       Depreciation and amortization                                 6,496          1,787
       Amortization of deferred costs                              282,080        105,004
       Common stock issued for services                              2,175           --
       Changes in assets and liabilities:
         Accounts receivable                                      (110,974)       (75,270)
         Employee receivable                                         1,400           --
         Inventories                                               (23,707)        (2,199)
         Prepaid expenses and other                                 (3,024)        (8,528)
         Deferred costs                                           (398,390)      (184,096)
         Accounts payable                                          259,111         12,596
         Accrued expenses                                           79,826          3,823
         Deferred revenue                                          (16,299)        23,484
                                                               -----------    -----------
Net Cash Flows Used by Operations                               (1,163,390)      (570,063)

Cash Flows from Investing Activities
     Capital expenditures                                          (17,565)       (23,772)
                                                               -----------    -----------
Net Cash Used by Investing Activities                              (17,565)       (23,772)

Cash Flows from Financing Activities
     Sale of common stock                                          750,000        598,000
     Common stock subscribed                                        40,000           --
     Proceeds from debt                                            100,000         95,000
     Debt repayment                                                   --          (20,000)
                                                               -----------    -----------

Net Cash Provided by Financing Activities                          890,000        673,000
                                                               -----------    -----------

Increase (Decrease) in Cash and Cash Equivalents                  (290,955)        79,165

Cash and Cash Equivalents at Beginning of Period                   454,809         12,977
                                                               -----------    -----------

Cash and Cash Equivalents at End of Period                     $   163,854    $    92,142
                                                               ===========    ===========

Supplemental Cash Flow Information:
     Non-cash financing activities:
       Debt converted to common stock                          $      --      $    78,600
       Accrued expenses exchanged for common stock                  32,396           --
       Value assigned to warrants issued with long-term debt           500           --
     Cash paid for interest                                          5,000          2,926

      See accompanying notes to interim consolidated financial statements.

                              VALUESTAR CORPORATION

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

1. OPERATIONS
ValueStar Corporation (the "Company"), through its wholly-owned subsidiary ValueStar, Inc., issues a certification mark ("ValueStar(R) Certified") to those local service and professional businesses, in the San Francisco Bay and Sacramento, California areas, that rate high in customer satisfaction and maintain proper licensing and insurance. The Company communicates information about highly rated service and professional firms that have earned "ValueStar Certified" through various media including its Internet site (www.valuestar.com), a periodic publication (Consumer ValueStar Reports) and a voice-text service (808-STAR).

The Company's revenues are primarily from research and rating fees paid by new and renewal customers, license fees from qualified applicants and renewal customers, and sales of information services products. The Company, from time to time, provides discounts, incentives and satisfaction guarantees to first time applicants, and may extend payment terms on the annual license fee. Annual license fees and related cost of sales consisting of customer research and rating fees are recognized when all related services are provided to the customer. The Company provides a reserve for customer satisfaction guarantees. Sales of information services are recognized as materials are delivered or shipped or services are rendered.

2. STATEMENT PRESENTATION
The accompanying unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. They do not include all information and footnotes required by generally accepted accounting principles. The interim financial statements and notes thereto should be read in conjunction with the Company's audited financial statements and notes thereto for the year ended June 30, 1996.

In the opinion of management, the interim financial statements reflect all adjustments of a normal recurring nature necessary for a fair statement of the results for interim periods. Operating results for the nine month periods are not necessarily indicative of the results that may be expected for the year.

Certain reclassifications have been made in the prior year to conform to the current period presentation.

3. INVENTORIES
Inventory is recorded at cost using the first-in first-out method of accounting. Inventories consist of brochures and related materials for resale.

4. DEFERRED COSTS
Commencing in January 1995, the Company changed the third-party research portion of its licensee qualifications from qualifying an applicant for a one year period to a two year period. Accordingly, certain direct customer rating costs incurred for the rating are deferred with 60% expensed in the month incurred and the balance of 40% amortized at the twelve month renewal.

Costs incurred in printing and distributing the Company's Consumer ValueStar Report publication published in January and July are capitalized and amortized over six months. Related revenues are deferred and amortized over six months.

                              VALUESTAR CORPORATION

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

4. DEFERRED COSTS (Continued)
Effective July 1, 1994, with the adoption by the Company of Statement of Position No. 93-7 (SOP 93-7), Reporting on Advertising Costs, certain customer acquisition costs are deferred and amortized over a twelve month period on a straight-line method starting in the month incurred. These costs, which relate directly to targeted new licensee solicitations, primarily include targeted direct-response advertising programs consisting of telephone sales, printing and mailing costs. No indirect costs are included in deferred customer acquisition costs. Costs incurred for other than specific targeted customers, including general marketing expenses, are expensed as incurred.

Effective January 1, 1997, the Company modified new licensee solicitation primarily to telephone sales targeted directly and specifically to direct revenue-generating responses. No change was made to the amortization period. Any direct mail, advertising, costs associated with supporting telephone sales or generating leads and other general marketing expenses, are expensed as incurred.

Deferred costs (net) consisted of the following at:

                                             March 31,         June 30,
                                               1997              1996
                                            ---------          --------
         Rating fees                         $114,447           $39,616
         Publishing                            52,086            54,602
         Telephone sales                       82,943            38,948
                                             --------          --------
                                             $249,476          $133,166
                                             ========          ========

The net effect of capitalizing and amortizing deferred costs was a reduction in costs and expenses of $116,310 and $79,092 for the nine months ended March 31, 1997 and 1996, respectively.

The Company estimates new licensees have an average life exceeding four years. Deferred costs are periodically evaluated to determine if adjustments for impairment are necessary.

5. LONG-TERM NOTES
The Company is obligated on two 12% notes in the amount of $50,000 each for an aggregate of $100,000 one of which is payable to the spouse of a director. These notes are due on September 30, 1998. The Company has granted each note holder a warrant to purchase 5,000 common shares (an aggregate of 10,000 shares) at an exercise price of $0.75 per share until September 30, 1998.

6. STOCKHOLDERS' EQUITY

The following table summarizes equity  transactions during the nine months ended
March 31, 1997:
                                                                Shares               Dollars
                                                               ---------            ----------
Balance July 1, 1996                                           7,026,818            $2,308,112
Sale of common stock for cash @ $.75 per share                 1,000,000               750,000
Conversion of accrued expenses to stock @ $.75 per share          43,195                32,396
Value assigned to warrants issued with long-term debt              -                       500
Common stock subscribed but unissued at March 31, 1997(1)          -                    40,000
Issuance of stock to employees @ $.75 per share                    2,900                 2,175
                                                               ---------            ----------
Balance March 31, 1997                                         8,072,913            $3,133,183
                                                               =========            ==========

         (1) On April 7, the Company issued 53,333 common shares to a director at $.75 per share for the subscription for which cash was received prior to March 31, 1997.

                                      F-19

                              VALUESTAR CORPORATION

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

6. STOCKHOLDERS' EQUITY (Continued)
At March 31, 1997 the Company had options outstanding pursuant to its 1992 ISO Plan covering 250,000 common shares with exercise prices of $0.40 to $0.50 per share expiring in 2000 and 2001. The Company also had options outstanding pursuant to its 1992 NSO Plan covering 250,000 common shares with exercise prices of $0.40 to $0.50 per share expiring between 1999 and 2001. The Company has options outstanding pursuant to its 1996 Stock Option Plan, as amended and restated, covering 255,000 common shares with an exercise price of $0.50 per share expiring in 2001 and 2002 and options outstanding pursuant to its 1997 Stock Option Plan covering 52,000 common shares with an exercise price of $0.75 per share expiring in 2002.

On March 14, 1997 the Company adopted the 1997 Employee Stock Compensation Plan providing for the issuance of up to 4,000 common shares to non-executive employees. At March 31, 1997 an aggregate of 2,900 common shares had been granted pursuant to this plan.

The Company's President and CEO has entered into a Lockup Agreement dated July 20, 1995 with respect to 1,025,000 common shares providing for no sale of the shares until the earliest of (a) July 20, 1998 (b) or upon the achievement and certification by a resolution of the Board of Directors that the Company has been profitable, in accordance with generally accepted accounting principles, for two consecutive fiscal quarters.

7. INCOME TAXES
At March 31, 1997 a valuation allowance has been provided to offset the net deferred tax assets as management has determined that it is more likely than not that the deferred tax asset will not be realized. The Company has for federal income tax purposes net operating loss carryforwards of approximately $1,800,000 which expire through 2002 of which certain amounts are subject to limitations under the Internal Revenue Code, as amended.

8. NEW ACCOUNTING PRONOUNCEMENTS
The Financial Accounting Standards Board has recently issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets" and SFAS No. 123, "Accounting for Stock Based
Compensation." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reported at the lower of the carrying amount or their estimated recoverable amount. The adoption of this statement in the first quarter of fiscal 1997 by the Company did not have an impact on the financial statements.

SFAS No. 123 encourages the accounting for stock-based employee compensation programs to be reported within the financial statements on a fair value based method. If the fair value based method is not adopted, then the statement requires pro-forma disclosure of net income and earnings per share as if the fair value based method had been adopted. While the Company is evaluating the impact of the pronouncement, it expects to continue to account for stock options utilizing the "intrinsic value based method" as is allowed by the statement and therefore does not expect SFAS No. 123 to have a material impact on its financial position, results of operations and cash flows.

9. SUBSEQUENT EVENTS
On April 16, 1997 the  Company's  shareholders  approved  the 1996 Stock  Option
Plan, as amended and restated to provide for options on up to 300,000 common shares, and a new 1997 Stock Option Plan providing for options on up to 200,000 common shares. The shareholders also authorized an amendment to the Company's articles of incorporation to authorize a maximum of 5,000,000 shares of undesignated preferred stock, par value $.00025 per share.

                              VALUESTAR CORPORATION

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

9. SUBSEQUENT EVENTS (Continued

On April 30, 1997 in connection with consulting services the Company issued Stock Purchase Warrants exercisable into an aggregate of 150,000 shares of common stock at $0.75 per share until April 30, 2002.

                                    Part III

Item 1. Index to Exhibits

2. Charter and Bylaws

     2.1 Articles of Incorporation of the Carson Capital Corporation (Colorado) as filed on January 28, 1987

     2.1.1     Amendment to Articles of  Incorporation as filed on September 21,
               1992

     2.1.2     Amendment to Articles of Incorporation as filed on April 24, 1997

     2.2       Bylaws of the Company

3. Instruments Defining the Rights of Security Holders

     3.1       Form of Certificate evidencing Common Stock of the Company

     3.2       Lockup  Agreement  between the Company and James Stein dated July
               20, 1995

     3.3 Form of 12% Promissory Note with Non-Detachable Stock Purchase Warrant Due September 30, 1998 (aggregate of $100,000 principal and 10,000 Warrants exercisable at $0.75 per share)

     3.4 Form of Stock Purchase Warrant dated April 30, 1997 granted to five persons exercisable into an aggregate of 150,000 common shares at $0.75 per share until April 30, 2002 (Individual warrants differ as to holder and number of shares)

5. Voting Trust Agreement

               None

6. Material Contracts

     6.1       Research  and  Rating  Agreement   between  the  Public  Research
               Institute of San Francisco State University and ValueStar, Inc. effective April 30, 1997

     6.2       1992 Incentive Stock Option Plan, As Amended

     6.2.1     Standard form of Incentive Stock Option Plan Agreement

     6.3       1992 Non-Statutory Stock Option Plan, As Amended

     6.3.1     Standard form of Non-Statutory Stock Option Plan Agreement

     6.4 Employment Agreement between the Company and James Stein dated June 27, 1992

     6.4.1 Employment Agreement between ValueStar, Inc. and James Stein dated May 1, 1992

     6.5 Employment Agreement between ValueStar, Inc. and Benjamin A. Pittman dated January 29, 1996

     6.6       Property  Lease   Agreement   between  Ballena  Isle  Marina  and
               ValueStar, Inc. dated July 14, 1995

     6.7       1996 Stock Option Plan, as amended and restated

     6.7.1     Standard form of 1996 Stock Plan Agreement

     6.8       1997 Stock Option Plan

     6.8.1     Standard form of 1997 Stock Plan Agreement

     6.9       1997 Employee Stock Compensation Plan

7. Material Foreign Patents

               None

     27.1      Financial Data Schedules



Item 2. Description of Exhibits

The documents required to be filed and as listed on the immediately preceding Index to Exhibits follow immediately after the signatures below.



                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                VALUESTAR CORPORATION


                                By:  /s/ JAMES STEIN
                                       James Stein, President and
                                          Chief Executive Officer
Date:  May 29, 1997
                                       43